As filed with the Securities and Exchange Commission on December 27, 1996

                                                REGISTRATION NO. 333-



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       UNITED OF OMAHA SEPARATE ACCOUNT B
                              (Exact Name of Trust)

                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                               (Name of Depositor)

                  Mutual of Omaha Plaza, Omaha, Nebraska 68175
              (Address of Depositor's Principal Executive Offices)



Name and Address of
  Agent for Service:                                     Copy to:
Kenneth W. Reitz, Esquire                         Frederick R. Bellamy, Esquire
Mutual of Omaha Companies                         Sutherland, Asbill & Brennan
Mutual of Omaha Plaza, 3-Law                      1275 Pennsylvania Avenue, N.W.
Omaha, Nebraska 68175-1008                        Washington, D.C. 20004-2404


                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of the Registration Statement

             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
        (Title, amount, and proposed maximum offering price of securities being registered)

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite amount of securities are being registered under the Securities Act of 1933. The Securities Act registration fee of $500 is being paid with this initial filing.

                                      -------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                       UNITED OF OMAHA SEPARATE ACCOUNT B

                       Registration Statement on Form S-6
                              Cross-Reference Sheet


   FORM N-8B-2
   ITEM NO.       CAPTION IN PROSPECTUS
-------------     ---------------------------------------

    1              Cover Page
    2              Cover Page
    3              Inapplicable
    4              Distribution of the Policies
    5              About Us
    6              The Variable Account
    9              Inapplicable
    10(a)          Policy Application and Issuance
    10(b)          Distributions
    10(c),(d),(e) Distributions; Lapse and Grace Period; Reinstatement 10(f),(g),(h) Voting Rights; Other Policy Owner Tax Matters
    10(i)          Other Policy Provisions
    11             The Variable Account
    12             The Variable Account; Distribution of the Policies
    13             Charges  and Fees;  Tax  Matters;  Tax Treatment of Loans and
                   Other Distributions; Distribution of the Policies; Appendix A
    14             Premium Payments
    15             Premium Payments
    16             The Variable Account
    17             Captions referenced under Items 10(c), (d), (e) and (i) above
    18             The Variable Account
    19             Reports to You; Voting Rights; Distribution of the Policies
    20             Captions referenced under Items 6 and 10(g) above
    21             Policy Loans
    22             Inapplicable
    23             Distribution of the Policies
    24             Other Policy Provisions
    25             About Us
    26             Distribution of the Policies
    27             About Us
    28             Management
    29             About Us
    30             Inapplicable
    31             Inapplicable
    32             Inapplicable
    33             Inapplicable
    34             Inapplicable
    35             About Us
    36             Inapplicable
    37             Inapplicable
    38             Distribution of the Policies
    39             Distribution of the Policies
    40             Inapplicable
    41(a)          Distribution of the Policies
    42             Inapplicable
    43             Inapplicable
    44(a)          The Variable Account; Premium Payments
    44(b)          Charges and Fees; Distribution of the Policies
    44(c)          Mortality and Expense Risk Charge
    45             Inapplicable
    46             The Variable  Account; Captions referenced under Items 10(c),
    47             (d) and (e) above
    48             Inapplicable
    49             About Us
    50             Inapplicable
    51             The Variable Account
                   Cover Page,  Definitions (Beneficiary), Summary,  The Policy,
    52             Payment   of   Proceeds,    Payment   Options,  Tax   Matter,
    53             Distribution of the Policies
    54             Other Policy Owner Tax Matters
    55             Tax Matters
    59             Inapplicable
                   Inapplicable
                   Financial Statements

UNITED OF OMAHA
A MUTUAL OF OMAHA COMPANY

[GRAPHIC OMITTED]                         PROSPECTUS: Dated _____________, 1997
                                                                      ULTRALIFE
                                              Individual Modified Single Premium
                                        Variable Universal Life Insurance Policy
--------------------------------------------------------------------------------


This prospectus describes ULTRALIFE, an individual modified single premium variable universal life insurance policy ("Policy") offered by United of Omaha Life Insurance Company ("we, us, our, United of Omaha") to applicants age 90 and under.

The Policy provides for the payment of a Death Benefit upon the death of the Insured, and for a Cash Surrender Value that can be obtained by surrendering the Policy. The Policy is a variable policy because the Death Benefit may, and the Accumulation Value will, vary up or down to reflect the investment experience of amounts allocated to UNITED OF OMAHA SEPARATE ACCOUNT B (the "Variable Account"). The Policy Owner ("you, your") bears the investment risk for all amounts so allocated; there is no guaranteed minimum Accumulation Value. The Policy continues in effect while the Accumulation Value is sufficient to pay the Monthly Deduction Amount or until the end of the Death Benefit guarantee period (assuming no Policy loans are taken), whichever is later.

The minimum initial premium is $20,000. Additional payments may be made after the first Policy Year, subject to certain restrictions

You may, within limits, allocate premiums (net of any charges) to one or more of the eighteen eligible investments, which are the seventeen Subaccounts of the Variable Account and the Fixed Account. Assets of each Subaccount of the Variable Account are invested in a corresponding mutual fund Portfolio. The Portfolios are described in separate prospectuses that accompany this Prospectus. The Policy's available investment options are:


        ALGER AMERICAN GROWTH PORTFOLIO
        ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
        FEDERATED PRIME MONEY FUND II ("MONEY MARKET") PORTFOLIO
        FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II PORTFOLIO FIDELITY VIP II ASSET MANAGER: GROWTH PORTFOLIO
        FIDELITY VIP EQUITY-INCOME PORTFOLIO
        FIDELITY CONTRAFUND PORTFOLIO
        MFS EMERGING GROWTH PORTFOLIO
        MFS HIGH INCOME FUND PORTFOLIO
        MFS RESEARCH PORTFOLIO
        MFS WORLD GOVERNMENT PORTFOLIO
        SCUDDER INTERNATIONAL PORTFOLIO
        T. ROWE PRICE EQUITY INCOME PORTFOLIO
        T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
        T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO
        T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO
        T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO
        UNITED OF OMAHA FIXED ACCOUNT


Partial withdrawals and Policy loans may be taken from time to time, subject to certain restrictions. In almost all cases, the Policy will be a modified endowment contract for federal income tax purposes. ANY POLICY LOAN, PARTIAL WITHDRAWAL OR SURRENDER MAY RESULT IN ADVERSE TAX CONSEQUENCES AND/OR PENALTIES.

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING LIFE INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS.

AN INTEREST IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH PORTFOLIO. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

UNITED OF OMAHA LIFE INSURANCE COMPANY, P. O. Box 8430, Omaha, Nebraska 68103-0430 (800) 238-9354

-----------------------------------------------------------
TABLE OF CONTENTS
                                                                  PAGE
DEFINITIONS

SUMMARY
  BASIC FEATURES OF YOUR POLICY
  COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS
  POLICY FLOW CHART

ABOUT US

ALLOCATION OF PREMIUMS
  THE VARIABLE ACCOUNT
  THE FIXED ACCOUNT
  TRANSFERS
  DOLLAR COST AVERAGING
  ASSET ALLOCATION PROGRAM

THE POLICY
  POLICY APPLICATION AND ISSUANCE
  PREMIUM PAYMENTS
  LAPSE AND GRACE PERIOD
  REINSTATEMENT
  TELEPHONE TRANSACTIONS
  MATURITY DATE

DISTRIBUTIONS
  POLICY LOANS
  SURRENDER
  PARTIAL WITHDRAWALS
  DEATH BENEFIT
  GUARANTEED DEATH BENEFIT
  PAYMENT OF PROCEEDS
  PAYMENT OPTIONS

CHARGES AND FEES
  CHARGES DEDUCTED FROM THE POLICY
    Deductions from Initial Premium; Monthly Deductions; Charges Deducted on Surrender or Partial Withdrawal
  MORE INFORMATION ABOUT THE ABOVE CHARGES
    Surrender Charge; Waiver Of Surrender Charge; Tax Expense Charge; Cost Of Insurance Charge; Transfer Charges
  SERIES FUND CHARGES

OTHER POLICY PROVISIONS
  NOTICE TO US; ENTIRE CONTRACT; RIGHT TO EXAMINE; DELAY OF PAYMENTS; CHANGE OF OWNERSHIP AND ASSIGNMENT;
    BENEFICIARY; BENEFICIARY CHANGE; MISSTATEMENT OF AGE OR SEX; SUICIDE; INCONTESTABILITY;
    COVERAGE BEYOND MATURITY;  REINSTATEMENT;  NONPARTICIPATING

TAX MATTERS

MANAGEMENT

OTHER INFORMATION
  REPORTS TO YOU; VOTING RIGHTS;
    DISTRIBUTION OF THE POLICIES; STATE REGULATION;
    LEGAL MATTERS; INDEPENDENT AUDITORS; REGISTRATION STATEMENT

ILLUSTRATIONS
  DEATH BENEFIT, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

FINANCIAL STATEMENTS

THIS PROSPECTUS IS NOT AN OFFERING ANYWHERE WHERE SUCH AN OFFERING CANNOT BE LAWFULLY MADE. NO ONE IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE
REPRESENTATIONS ABOUT THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF THEY DO, YOU SHOULD NOT RELY UPON SUCH REPRESENTATIONS.

-----------------------------------------------------------
DEFINITIONS

ACCUMULATION UNITS means an accounting unit of measure used to calculate the Accumulation Value of the Separate Account.

ACCUMULATION VALUE means the dollar value as of any Valuation Date of all amounts accumulated under the Policy.

ALLOCATION DATE means the first business day following the completion of the RIGHT TO EXAMINE THIS POLICY period or our approval of an additional premium payment.

BENEFICIARY refers to the person(s) or entity you name to receive the Death Benefit of the Policy.

CASH SURRENDER VALUE means the Accumulation Value at the end of the applicable Valuation Date, less any outstanding Policy loans and unpaid loan interest, and less any applicable Surrender Charge.

FIXED ACCOUNT means the account which consists of general account assets of United of Omaha Life Insurance Company.

INSURED refers to the individual named on the application whose life is the basis for the death benefit protection provided by the Policy.

LOAN ACCOUNT means an account established for any amounts transferred from the Fixed Account and Subaccounts as a result of loans. The Loan Account is credited with interest and is not based on the investment experience of the Variable Account.

MONTHLY DEDUCTION DATE means the date of issue and the same date each month thereafter.

MONTHLY DEDUCTION means the amount deducted from the Policy's Accumulation Value on each Monthly Deduction Date.

PAYEE refers to the person who receives payments under the Policy.

POLICY means the modified single premium variable life insurance contract issued to you pursuant to our acceptance of your application for it.

POLICY OWNER refers to you, the person that applied for the Policy.

POLICY YEAR/MONTH/ANNIVERSARY means respective anniversary dates from the Date of Issue.

PORTFOLIO means a Series Fund's separate investment series that is available under the Policy.

PREMIUM means an amount paid to us as consideration for the benefits provided by the Policy.

PROCEEDS means the Death Benefit, Cash Surrender Value, or Proceeds payable upon the Maturity Date.

SERIES FUNDS means those open-ended management companies in which the Variable Account invests, which are listed in the ALLOCATION OF PREMIUMS section of this Prospectus.

SPECIFIED AMOUNT means the amount of insurance selected, as shown on the Policy's Data page.

SUBACCOUNT means that portion of the Variable Account which invests in shares of mutual funds or any other investment portfolios that we determine to be suitable for the Policy's purposes.

VALUATION DATE means each day that the New York Stock Exchange is open for trading.

VARIABLE ACCOUNT means United of Omaha Separate Account B, a separate account maintained by us in which a portion of our assets has been allocated for the Policy and certain other policies.

WE, US, OUR, UNITED OF OMAHA refers to United of Omaha Life Insurance Company, Omaha, Nebraska.

YOU, YOUR refers to the Policy Owner.

-----------------------------------------------------------
SUMMARY

    BASIC FEATURES OF YOUR POLICY
    The individual modified single premium variable life insurance Policy offered by this prospectus is designed to provide lifetime insurance coverage for the Insured named in the Policy. It is not offered primarily as an investment. This is a brief description of the basic features of the Policy. Policy features are explained in more detail throughout the prospectus.

o    RIGHT TO  EXAMINE.  You have the right to return the Policy  within 10 days
     (or more where required by applicable State insurance law) after you receive it or 45 days after you signed the application, whichever is later. We will return to you the premiums paid. (See "OTHER POLICY PROVISIONS:
     RIGHT TO EXAMINE.")

o PREMIUM PAYMENTS. You must pay an initial premium at least equal to our minimum single premium requirements. After the first Policy Year, you may make additional payments, subject to certain restrictions and limitations. (See "THE POLICY: PREMIUM PAYMENTS.")

o INVESTMENT OF PREMIUMS. Your initial premium and any additional payments will be held in the Money Market Subaccount until the Allocation Date. On the Allocation Date, your initial premium is invested according to your instructions in one or more of the Subaccounts of the Variable Account corresponding to mutual fund portfolios or the Fixed Account. Allocations must be in whole percentages. (See "ALLOCATION OF PREMIUMS.")

o TRANSFERS. Once we mail the confirmation for the initial premium payment, and after the Right to Examine period, you may transfer portions of the Policy's Accumulation Value without charge among the Subaccounts and Fixed Account up to twelve times each Policy Year. Subsequent transfers may have charges. (See "ALLOCATION OF PREMIUMS: TRANSFERS.")

o FLUCTUATING ACCUMULATION VALUE. The Accumulation Value of the Policy will vary daily based on, among other things, the net investment experience of the Subaccounts to which amounts have been allocated. The Accumulation Value is not guaranteed. You bear the investment risk with respect to the Accumulation Value that is invested in the Subaccounts, and we bear the investment risk with respect to the Accumulation Value that is invested in the Fixed Account.

o DEATH BENEFIT. The Policy's Death Benefit equals the greater of (a) the initial Specified Amount plus any later increase and less any later decrease, less any loans and unpaid loan interest; or (b) the Policy's Accumulation Value on the date of death multiplied by a corridor percentage for the Insured's attained age, less any loans and unpaid loan interest. (See "THE POLICY: DEATH BENEFIT.")

o    DEATH BENEFIT GUARANTEE  PERIOD. If no Policy loans are taken,  coverage is guaranteed until the 15th policy anniversary or until the Policy anniversary next following the Insured's 75th birthday, whichever is earlier. (See "THE POLICY: DEATH BENEFIT.")

o POLICY LOANS AND PARTIAL WITHDRAWALS. After the first Policy Year, a loan privilege is available under the Policy. After the first Policy Year, partial withdrawals also are allowed; the greater of earnings or 15% of the Accumulation Value may be withdrawn each Policy year free of Surrender Charges. Other partial withdrawals may be subject to a Surrender Charge. (See "DISTRIBUTIONS: POLICY LOANS, and SURRENDER AND PARTIAL WITHDRAWALS.")

o SURRENDERS. The Policy permits full surrender for the Cash Surrender Value. The maximum Surrender Charge is 9.50%. As to each premium payment, the Surrender Charge ends after the ninth Policy Year after the premium payment was made. The Surrender Charge may be waived upon the occurrence of certain events. (See "CHARGES AND FEES.")

o FEDERAL INCOME TAX CONSEQUENCES. Death benefits paid to the Beneficiary under a life insurance policy generally are not subject to Federal income tax. Under current law, undistributed increases in cash value of a life insurance contract generally are not taxable. In almost all situations, the Policies are expected to be treated as modified endowment contracts. Pre-death distributions (including partial withdrawals and loans) from a modified endowment contract are included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. (See "TAX MATTERS.")

    COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS
    In many respects the Policy is similar to fixed-benefit life insurance. Like fixed-benefit life insurance, the Policy offers a death benefit and provides a cash value, loan privileges and surrender values. The Policy is different from fixed-benefit life insurance in that the death benefit will in most cases, and the cash value ("Accumulation Value") will always, vary to reflect the investment experience of the selected Subaccounts of the Variable Account.

    The Policy is designed to provide insurance protection. Although the underlying mutual fund portfolios to which Accumulation Value may be allocated invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policy differs from mutual fund investments. The main differences are:

o The Policy provides a death benefit based on our assumption of an actuarially calculated risk.
o If the Cash Surrender Value is not sufficient to pay a Monthly Deduction Amount, the Policy will lapse with no value unless a payment is made, subject to the Guaranteed Death Benefit. (See "THE POLICY: GUARANTEED DEATH BENEFIT.") If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result. (See "TAX MATTERS: TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.")
o In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from values of the Policy. These charges include various insurance, risk, and expense charges. (See "CHARGES AND FEES.")
o United of Omaha, not the Policy Owner, owns the mutual fund shares. (See "OTHER INFORMATION: VOTING RIGHTS.")
o Federal income tax liability on any earnings on the mutual fund investment is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law. (See "TAX MATTERS: LIFE INSURANCE QUALIFICATION.")
o Dividends and capital gains distributed by the underlying mutual funds are automatically reinvested.
o Premature withdrawals are subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income, although taxation is deferred until earnings are distributed from the Policy. (See "TAX MATTERS: TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.")

HOW THE POLICY OPERATES
    The following chart shows how the Policy operates. For more information, refer to specific sections of this prospectus.

                            POLICY PREMIUM FLOW CHART
                         ---------------------------------
                                PREMIUM PAYMENTS
                 o Minimum initial premium required is $20,000.
                 o Additional payments may be paid after the first
                   Policy Year, within limits. (See "PREMIUM PAYMENTS.")
                ----------------------------------------------------------

            ----------------------------------------------------------------
                       DEDUCTIONS FROM PREMIUMS BEFORE ALLOCATION
                                     o None
            ------------------------------------------------------------------


--------------------------------------------------------------------------------
                             INVESTMENT OF PREMIUMS

     You direct the allocation of initial premiums and any additional payments among 17 Subaccounts of the Variable Account and the Fixed Account. The Subaccounts invest in corresponding mutual fund. For information about premium allocation options, rules and limits, See "ALLOCATION OF PREMIUMS."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             DEDUCTIONS FROM ASSETS
 o Monthly Deduction on the Monthly Deduction Date from Accumulation Value (annual rate calculated as a percentage of Accumulation Value) for:
         o 0.50% to 0.70% for preferred rate class and 0.84% to 1.30% for standard rate class for cost of insurance (depending on the rate class of the Insured)
         o 1.53% expense charge during Policy years 1 through 10; 1.14% after Policy Year 10.
         o $10 transfer fee (first 12 transfers  per Policy  free).
         o Investment advisory fees and fund expenses are deducted from the assets of each Fund.
                            (See "CHARGES AND FEES.")
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
                               ACCUMULATION VALUE

o Accumulation Value is equal to the initial premium and any additional premiums, as adjusted each day the New York Stock Exchange is open to reflect Subaccounts' investment experience, charges deducted and other Policy transactions (such as transfers and partial surrenders).

o Accumulation Value varies from day to day. There is no minimum guaranteed Accumulation Value. The Policy may lapse, even if there is no Policy loan. (See "THE POLICY: LAPSE AND GRACE PERIOD," and "DISTRIBUTIONS: POLICY LOANS.")

o Accumulation Value can be transferred among the Subaccounts and the Fixed Account. See "ALLOCATION OF PREMIUM" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

o Dollar cost averaging and asset rebalancing programs are available. (See "ALLOCATION OF PREMIUM.")

o Accumulation Value is the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit.
     ---------------------------------------------------------------------------

 ---------------------------------------------                 ---------------------------------------
          ACCUMULATION VALUE BENEFITS                                         DEATH BENEFITS

  o After the first Policy year, loans may                      o Received income tax free to
    be taken for amounts up to 90% of Cash                        Beneficiary.  (See "TAX MATTERS: LIFE
    Surrender Value at a net interest rate                        INSURANCE QUALIFICATION.")
    charge of 1.5%.  Preferred loans are
    currently available (with a net interest                    o Available as lump sum or under a
    rate charge of 0%).  See "DISTRIBUTIONS:                      variety of payment options.
    POLICY LOANS" for rules and limits.
                                                                o Greater of:
 o  The Policy may be surrendered in full at
    any time for its Cash Surrender Value,                        o  initial Specified Amount plus any
    or part of the Accumulation Value may be                         later increase and less any later
    withdrawn. After the first Policy year,                          decrease; or
    up to 15% of the Accumulation Value as
    of the first withdrawal that Policy Year                      o  Policy's Accumulation Value on the
    may be withdrawn each Policy year                                date of the Insured's death
    without charge.  (See "DISTRIBUTIONS;                            multiplied by a corridor percentage
    SURRENDER AND PARTIAL WITHDRAWALS.")  A                          for the Insured's attained age.
    nine year declining surrender charge of
    up to 9.5% of each premium paid will                       Proceeds paid would be reduced by any
    apply to a full surrender and all other                    Policy loan balance and unpaid loan
    partial withdrawals.  (See "CHARGES AND                    interest.  (See "DISTRIBUTIONS:  DEATH
    FEES: SURRENDER CHARGE.")  Federal taxes                   BENEFIT.")
    and tax penalties may also apply.  (See
    "TAX MATTERS: TAX TREATMENT OF LOANS AND
    OTHER DISTRIBUTIONS.")

 o  Fixed and variable payment options are
 available.     See "DISTRIBUTIONS: PAYMENT
 OPTIONS."
 ---------------------------------------------                 -------------------------------------------


    For more detailed information about the Policy, please read the rest of this prospectus.

-----------------------------------------------------------
ABOUT US

    We are United of Omaha Life Insurance Company, a stock life insurance company organized under the laws of the State of Nebraska in 1926 as United Benefit Life Insurance Company. We changed to our current name in 1981. United of Omaha is a wholly owned subsidiary of Mutual of Omaha Insurance Company. We are principally engaged in the business of issuing life insurance policies, accident and health insurance, and annuity contracts in all States of the United States except New York, the District of Columbia, and in several foreign countries. As of December 31, 1995, United of Omaha had assets of over $7 billion.

-----------------------------------------------------------
ALLOCATION OF PREMIUMS

    You  may  allocate  all or a  part  of  your  Policy  premium  to one of the seventeen Series Fund Portfolios currently available through the Variable Account, to the Fixed Account, or to a combination of these. Allocations must be in whole percentages and total 100%. The investment results of each Portfolio, whose investment objectives are described below, are likely to differ significantly. You should consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios and the Fixed Account is best suited to your long-term investment objectives.

    THE VARIABLE ACCOUNT
    The Variable Account established for the purpose of providing variable options to fund the Policy is United of Omaha Separate Account B. Amounts allocated to the Variable Account are invested exclusively in shares of a Portfolio of one of the Series Funds. Each Series Fund is an open-end management investment company whose shares are purchased by the Variable Account to fund the benefits provided by the Policy. The Series Fund Portfolios currently available under the Variable Account, including their investment objectives and their investment advisers, are described briefly in this Prospectus. Complete descriptions of each Portfolio's investment objectives and restrictions and other material information relating to an investment in the Portfolio are contained in the prospectuses for each of the Series Funds which accompany this Prospectus.
    United of Omaha Separate Account B was established pursuant to an August 27, 1996 resolution of our Board of Directors. Under Nebraska Insurance Law, the income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to other income, gains, or losses of United of Omaha. These assets are held by us for our variable life insurance policies. Any and all distributions made by the Series Funds with respect to the shares held by the Variable Account will be reinvested in additional shares at net asset value. The assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business conducted by us. We are, however, responsible for meeting the obligations of the Policy to you.
    No stock certificates are issued to the Variable Account for shares of the Series Funds held in the Variable Account. We own the Series Funds shares for the Variable Account.
    The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Variable Account. We do not guarantee the Variable Account's investment performance.

VARIABLE ACCOUNT PORTFOLIOS

     ALGER AMERICAN FUND - ALGER AMERICAN GROWTH PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the S&P MidCap 400 Index (designed to track the performance of medium capitalization companies). (1)

     ALGER AMERICAN FUND - ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization with the range of companies included in the Russell 2000 Growth Index (designed to track the performance of small capitalization companies). The securities in such companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.(1) (*)

     INSURANCE MANAGEMENT SERIES - FEDERATED PRIME MONEY FUND II PORTFOLIO -- invests in money market instruments maturing in thirteen months or less to achieve current income consistent with stability of principal and liquidity. The Portfolio attempts to maintain a stable net asset value of $1.00 per share, but there can be no assurance the Portfolio will be able to do so.
    (2)

     INSURANCE MANAGEMENT SERIES - FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES
     II  PORTFOLIO -- seeks  current  income  by  investing  in  a   diversified
     portfolio  limited  to  U.S.  government securities.   (2)

     FIDELITY  VARIABLE  INSURANCE  PRODUCTS  FUND II -  FIDELITY  VIP II  ASSET
    MANAGER: GROWTH PORTFOLIO -- seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term fixed-income instruments. Although the Portfolio seeks to reduce its overall risk by diversifying among different types of investments, the fund aggressively invests in a wide variety of security types, including stocks and bonds issued in developing countries and derivative transactions. The Portfolio spreads investment risk by limiting its holdings in any one company or industry.(3, 4) (*)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND - FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing mainly in income-producing equity securities. In selecting investments, the Portfolio also considers the potential for capital appreciation. The Portfolio seeks to achieve a return that surpasses that of the S&P 500. The Portfolio does not expect to invest in debt securities of companies that do not have proven earnings or credit.(3)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY CONTRAFUND PORTFOLIO -- seeks to increase the value of the Portfolio over the long term by investing in securities of companies that are undervalued or out-of-favor. This strategy can lead to investments in domestic or foreign companies, many of which may not be well known. The stocks of small companies often involve more risk than those of larger companies. The Portfolio may use various investment techniques to hedge the Portfolio's risk, but there is no guarantee that these strategies will work as intended.(3) (*)

     MFS VARIABLE INSURANCE TRUST - MFS EMERGING GROWTH PORTFOLIO -- seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS HIGH INCOME PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of fixed income securities, some of which may involve equity features. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS RESEARCH PORTFOLIO -- seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS WORLD GOVERNMENT PORTFOLIO -- seeks preservation and growth of capital, together with moderate current income by investing its assets in an internationally diversified portfolio consisting primarily of debt securities and, to a lesser extent, equity securities. The Portfolio investments are expected to consist primarily of securities which are of relatively high quality and minimal credit risk. However, an error of judgment in selecting a currency or an interest rate environment could result in a loss of capital, and a held security whose quality deteriorates significantly will be sold only if the Portfolio investment adviser believes it is advantageous to do so. (5)

     SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER INTERNATIONAL PORTFOLIO -- seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries, and does not intend to concentrate investments in any particular industry. (6)

     T. ROWE PRICE EQUITY SERIES, INC.- T. ROWE PRICE EQUITY INCOME PORTFOLIO -- Seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.(8)

     T. ROWE PRICE INTERNATIONAL SERIES, INC. T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks a total return on its assets from long-term growth of capital and income, by investing substantially all of its assets in common stocks of established non-U.S. companies. (7)

     T. ROWE PRICE FIXED INCOME SERIES, INC. - T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO -- seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities. (8)

     T. ROWE PRICE EQUITY SERIES,INC.- T.ROWE PRICE NEW AMERICA GROWTH PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of U.S. growth companies which operate in service industries believed to be above-average performers in their fields. Total return will consist primarily of capital appreciation or depreciation. (8)


     T. ROWE PRICE EQUITY SERIES, INC.- T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO -- seeks the highest total return over time consistent with an emphasis on both capital appreciation and income. There are no limitations on market capitalization or types of stock the Portfolio can hold. While bond holdings are primarily investment grade, the Portfolio can also invest in more volatile below-investment grade bonds.(8) (*)


     INVESTMENT ADVISERS AND SUBADVISERS OF THE SERIES FUNDS:
    (1) Fred Alger Management, Inc.
    (2) Federated Advisers.
    (3) Fidelity Management & Research Company.
    (4) Fidelity Investment Management and Research (U.K.) Inc., and Fidelity Management and Research Far East Inc., regarding research and investment
        recommendations   with   respect  to  companies based outside the United
        States.
    (5) Massachusetts Financial Services Company.
    (6) Scudder, Stevens & Clark, Inc.
    (7) Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.
    (8) T. Rowe Price Associates, Inc.

-----------------
(*) THESE PORTFOLIOS' INVESTMENT STRATEGIES MAY PROVIDE THE OPPORTUNITY FOR HIGHER THAN AVERAGE RETURNS BY INVESTING IN SECURITIES WITH HIGHER THAN AVERAGE RISK, SUCH AS LOWER AND UNRATED DEBT AND COMPARABLE EQUITY INSTRUMENTS. PLEASE CONSULT EACH PORTFOLIO'S SERIES FUND PROSPECTUS ACCOMPANYING THIS PROSPECTUS FOR MORE INFORMATION ABOUT THE RISK ASSOCIATED WITH SUCH INVESTMENTS.

    THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES AND A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN EACH OF THE PORTFOLIOS AND OF EACH PORTFOLIO'S FEES AND EXPENSES, IS CONTAINED IN THE PROSPECTUSES FOR THE SERIES FUNDS, CURRENT COPIES OF WHICH ACCOMPANY THIS PROSPECTUS. INFORMATION CONTAINED IN THE SERIES FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING IN A PORTFOLIO OF THE VARIABLE ACCOUNT.

    An investment in the Variable Account, or in any Portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government, and there is no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
    We do not control the Series Funds and cannot and do not guarantee that any of the Portfolios will always be available for Premium allocations or
Accumulation Value transfers. We retain the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. We reserve the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of a Series Fund, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in our judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Subaccount will not be made without prior notice to you and the prior approval of the SEC. If required, approval of or change of any investment policy will be filed with the Insurance Department of any State in which the Policy is sold.
    New Subaccounts may be established, or existing Subaccounts eliminated, when, in our sole discretion, marketing, tax, investment or other conditions warrant such a change. If a Subaccount is eliminated, we will notify you and request a reallocation of the amounts invested in the eliminated Subaccount. If you do not reallocate these amounts, we will reinvest them in the Subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments).
    In the event of any such substitution or change, we may make changes in the Policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may transfer the assets of the Variable Account associated with the Policies to another account or accounts.

    THE FIXED ACCOUNT
    This Prospectus is intended to serve as a disclosure document only for the Policy and the Variable Account. For complete details regarding the Fixed Account, see the Policy itself.
    PREMIUM ALLOCATED AND AMOUNTS TRANSFERRED TO THE FIXED ACCOUNT BECOME PART OF THE GENERAL ACCOUNT ASSETS OF UNITED OF OMAHA. INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN IS GENERALLY SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS, AND WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED ACCOUNT.
    The Fixed Account includes all our assets except those segregated in the Variable Account or in any other separate investment account. You may allocate Premium to the Fixed Account or transfer amounts from the Variable Account to the Fixed Account. Instead of you bearing the investment risk, as is the case for Accumulation Value in the Variable Account, we bear the full investment risk for all Accumulation Value in the Fixed Account. We have sole discretion to invest the assets of our general account, including the Fixed Account, subject to applicable law.
    We guarantee to credit interest to amounts in the Fixed Account at an effective rate of at least 4.5% per year. (After the expense charge is applied, the net effective rate is 2.97% for Policy years 1-10, and 3.36% for Policy years 11 and subsequent. We may, IN OUR SOLE DISCRETION, credit amounts in the Fixed Account with interest at a current interest rate in excess of 4.5%. ONE TRANSFER OUT OF THE FIXED ACCOUNT IS ALLOWED EACH POLICY YEAR. (This limit does not apply under the Dollar Cost Averaging or Asset Allocation programs). Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of Fixed Account value on the date of the transfer. No charge is imposed on such transfers. We reserve the right to modify transfer privileges at any time. (See "ALLOCATION OF PREMIUM: TRANSFERS.") Partial withdrawals from the Fixed Account are limited to a pro rata amount (with withdrawals from the Variable Account). Withdrawals and transfers from the Fixed Account may be delayed for up to six months, and withdrawals may be subject to a Surrender Charge. (See "CHARGES AND FEES: SURRENDER CHARGES.") For purposes of crediting interest, the oldest payment or transfer into the Fixed Account, plus interest allocable to that payment or transfer, is considered to be withdrawn or transferred out first; the next oldest payment plus interest is considered to be transferred out next, and so on (this is a "first-in, first-out" procedure).
    We guarantee that, upon Death or the Policy Maturity Date, the amount in your Fixed Account will be not be less than the amount of Premium allocated or Accumulation Value transferred to the Fixed Account, plus interest at an effective rate of 4.5% per year, plus any excess interest credited to amounts in the Fixed Account, less any applicable premium or other taxes allocable to the Fixed Account, less any Expense Charge allocable to the Fixed Account and less any amounts deducted from the Fixed Account in connection with partial withdrawals (including any Surrender Charges) or transfers to the Variable Account or to the Loan Account.

    WE HAVE COMPLETE AND SOLE DISCRETION TO DETERMINE THE CURRENT INTEREST RATES OF THE FIXED ACCOUNT. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE CURRENT INTEREST RATES, EXCEPT TO GUARANTEE THAT FUTURE CURRENT INTEREST RATES WILL NOT BE BELOW AN EFFECTIVE RATE OF 4.5% PER YEAR COMPOUNDED ANNUALLY. YOU BEAR THE RISK THAT CURRENT INTEREST RATES WILL NOT EXCEED AN EFFECTIVE RATE OF 4.5% PER YEAR.

    TRANSFERS
    Subject to the limitations and restrictions described below, transfers out of a Subaccount of the Variable Account may be made any time after the Right to Examine period and prior to death or the Policy Maturity Date, by sending written notice, signed by you, to us. Transfers also may be requested by telephone, subject to the provisions described below under "THE POLICY:
TELEPHONE TRANSACTIONS." We reserve the right, at any time and without notice to any party, to modify the transfer privileges under the Policy. Transfers are effective on the date we receive your request.
    After the Right to Examine period, you can transfer Accumulation Value from one Subaccount of the Variable Account to another, or from the Variable Account to the Fixed Account or from the Fixed Account to any Subaccount of the Variable Account within certain limits. The minimum amount which may be transferred is the lesser of $500 or the entire Subaccount Value. If the Subaccount Value remaining after a transfer is less than $500, we will include that amount as part of the transfer. Transfers out of a Subaccount currently may be made as often as you wish, subject to the minimum amount specified above (we reserve the right to otherwise limit or restrict transfers in the future or to eliminate the transfer privilege). We reserve the right to restrict transfers from the Variable Account to the Fixed Account of amounts previously transferred from the Fixed Account for up to six months.
    A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred.
    Transfers from the Fixed Account currently may be made once each Policy Year. Transfers from the Fixed Account do not count toward the 12 free transfer limit described above, and no transfer charge will be imposed on transfers from the Fixed Account. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of the Fixed Account Value on the date of the transfer.
    The Policy is designed as a long-term investment to provide death benefit protection, and may also be used as a part of your retirement or other financial planning. The Policy is not intended for active trading or "market timing." Excessive transfers could harm other Policy Owners by having a detrimental effect on portfolio management (which could occur, for example, if it caused excessive commission expense or caused the manager to keep higher cash reserves than otherwise). Therefore, we reserve the right to limit the number of transfers from the Subaccounts of the Variable Account and the Fixed Account if:
(a) we believe that excessive trading by the Policy Owner or a specific transfer request would have a detrimental effect on Accumulation Value or the share prices of the Portfolios; or (b) we are informed by one or more of the Series Funds that the purchase or redemption of shares is to be restricted because of excessive trading or a transfer or group of transfers is deemed to have a detrimental effect on share prices of one or more Portfolios or the Variable Account.
    Where permitted by law, we may accept your authorization of third party reallocation on your behalf, subject to our rules. We may suspend or cancel such acceptance at any time. For example, third party reallocation by "market timers" could be suspended if they cause harm to other Policy Owners. We will notify you of any such suspension or cancellation. We may restrict the availability of Subaccounts and the Fixed Account for Transfers during any period in which you authorize such third party to act on your behalf. We will give you prior notification of any such restrictions. However, we will not enforce such restrictions if we are provided with satisfactory evidence that: (a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) such third party has been appointed by you to act on your behalf for all your financial affairs.

    DOLLAR COST AVERAGING
    Dollar cost averaging is a process whose objective is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected Subaccounts each month, over time more purchases of Portfolio shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. While this process allows you to take advantage of investment price fluctuations, it does not assure a profit or protect against a loss in declining markets.
    Our dollar cost averaging program allows you to automatically transfer, on a periodic basis, a predetermined amount or percentage specified by you from any one Subaccount or the Fixed Account to any Subaccount(s) of the Variable Account. The automatic transfers can occur monthly, quarterly, semi-annually, or annually, and the amount transferred each time must be at least $100 and must be $50 per Subaccount. At the time the program begins, there must be at least $5,000 of Accumulation Value in the applicable Subaccount or the Fixed Account being transferred from. If transfers are made from the Fixed Account, the maximum periodic transfer amount is 10% of that account's value at the time of election, or a sufficient amount to provide transfers for 10 months. There is no maximum transfer amount requirement out of the Subaccounts of the Variable Account.
    You can request participation in the Dollar Cost Averaging program when purchasing the Policy or at a later date. Transfers will begin on the first or 15th day (or, if not a Valuation Date, the next following Valuation Date) of the month, as specified by you, during which the request is processed. You can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount remaining in the applicable Subaccount or, if applicable, the Fixed Account, is less than $500.
    You can increase or decrease the amount or percentage of the transfers or discontinue the program by notifying us of the change. There is no charge for participation in this program.

    ASSET ALLOCATION PROGRAM
    Under the Asset Allocation Program, you can instruct us to allocate premium and Accumulation Value among the Subaccounts of the Variable Account and the Fixed Account pursuant to allocation instructions you specify or recommended by us and approved by you. We will rebalance your Policy's assets on a quarterly, semi-annual or annual basis, as specified by you, to ensure conformity with your allocation instructions. Such asset rebalancing is intended to transfer cash value from Subaccounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you to "buy low and sell high," although there can be no assurance this objective will be achieved.
    Transfers of Accumulation Value made pursuant to this program will not be counted in determining whether the Transfer Fee applies. At the time the program begins, there must be at least $20,000 of Accumulation Value under the Policy.
    You can request participation in the Asset Allocation Program when purchasing the Policy or at a later date. You can change your allocation percentage or discontinue the program by notifying us of the change. There is no charge for participation in this program.

-----------------------------------------------------------
THE POLICY

    POLICY APPLICATION AND ISSUANCE
    To purchase a Policy, you must submit an application and provide evidence of insurability of the proposed Insured. The initial premium also must be paid before we will issue the Policy. We will not issue a Policy if the Insured is older than age 90. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject an application or premium for any reason. If a Policy is not issued, we will return any premium payment you submitted. If a Policy is issued, it will be effective on the date of issue.

    PREMIUM PAYMENTS
    The minimum initial premium for a Policy is $20,000. Your initial premium will be credited to the Policy on the date the Policy is issued. Premiums will be allocated to the Money Market portfolio until the Allocation Date. You may purchase a Policy with the proceeds of another life insurance policy, provided that the following conditions are met. First, the applicable application forms must be completed. Second, if the value to be applied from the existing policy to a Policy is subject to a policy loan, then the amount of the loan cannot exceed 50% of the cash value of the Policy at issue, and the amount of the policy loan plus the initial premium for the Policy must be at least $20,000.. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH A POLICY.
    Additional payments may be made until the Insured attains age 90, subject to our underwriting requirements and the following rules. Except with respect to additional payments required in a grace period, an additional payment must be at least $ 5,000, and only one additional payment may be made each Policy Year beginning with the second Policy Year. A payment received after issuance of the Policy while a loan is outstanding generally is treated first as repayment of Policy loan interest, second as repayment of a Policy loan, and last as additional Premium, unless you designate otherwise in writing when submitting the payment to us.
    No additional Premium payments may be made on or after age 90 of the Insured, except as may be required in a grace period. The tax consequences associated with continuing a Policy beyond age 90 of the Insured are unclear. A tax advisor should be consulted on this issue.
     Because any additional premium payment will result in an increase in the Policy's Specified Amount, we will require satisfactory evidence of insurability before accepting additional premiums after the date of issue. However, we reserve the right to reject an additional payment for any reason. If additional Premium is accepted, we will credit it to your Policy's Accumulation Value pursuant to your current accumulation instructions, unless you provide other instructions as of the date underwriting was completed.

    LAPSE AND GRACE PERIOD
    If there is no outstanding Policy loan, the Policy will lapse if, on a Monthly Deduction Date, the Accumulation Value is insufficient to cover the Monthly Deduction due on that date (subject to the Guaranteed Death Benefit provision; See "DISTRIBUTIONS: GUARANTEED DEATH BENEFIT"), and a grace period expires without a sufficient premium payment. If there is an outstanding loan, the Policy will lapse on any Monthly Deduction Date when the Cash Surrender Value is insufficient to cover the Monthly Deduction and any loan interest due, subject to the Grace Period provision. We allow you a 61 day grace period to make a premium payment sufficient to cover the Monthly Deduction and any loan interest due. The grace period begins the day we mail notice to you of the insufficiency. The Policy will terminate as of the first day of the grace period if necessary additional premium is not paid.
    Payment received during the grace period is first applied to repay Policy debt before the remaining amount of the payment is applied as additional Premium to keep the Policy in force.
    Insurance coverage continues during the grace period, but the Policy will be deemed to have no Accumulation Value for purposes of Policy loans, surrender and withdrawals. If the Insured dies during the grace period, the Death Benefit proceeds payable during the grace period will equal the amount of the Death Benefit in effect immediately prior to the commencement of the grace period less any due and unpaid Monthly Deduction. A lapse of the Policy may result in adverse tax consequences.

    REINSTATEMENT
    If the Policy is terminated during the Insured's life because a grace period ended without a sufficient payment being made, the Policy may be reinstated. Reinstatement must occur within five years of the expiration of the grace period and prior to the Maturity Date. To reinstate, we must receive: (a) a written application signed by you and the Insured; (b) satisfactory evidence that the Insured is insurable; (c) payment of an amount sufficient to continue the Policy in force for three months; and (d) repayment or reinstatement of any outstanding Policy loan along with unpaid loan interest from the date of lapse. Upon reinstatement, Surrender Charges, if any, will be re-established as of the original date of issue.

    TELEPHONE TRANSACTIONS
     You may make transfers, partial withdrawals, and/or change the allocation of subsequent Premium payments, by telephone if you previously authorized telephone transactions in writing to us. We will not be liable for following instructions communicated by telephone that we believe to be genuine. However, we will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we fail to do so, we may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for your protection. When making telephone requests, you will be required to provide your social security number and/or other information for identification purposes.
     Telephone requests must be received by us no later than the close of the New York Stock Exchange ("NYSE")(usually 3:00 p.m. Central time) in order to be processed that day. Telephone transfer requests received later will be processed the next day the NYSE is open. The telephone transaction privilege may be discontinued at any time as to some or all Policy Owners.

     MATURITY DATE
     THE POLICY'S MATURITY DATE IS THE POLICY ANNIVERSARY NEXT FOLLOWING THE INSURED'S 100TH BIRTHDAY. ON THE MATURITY DATE WE WILL PAY YOU THE POLICY'S ACCUMULATION VALUE, LESS ANY LOAN AND UNPAID LOAN INTEREST, IF (A) THE INSURED IS THEN LIVING; (B) THIS POLICY IS IN FORCE; AND (C) COVERAGE BEYOND MATURITY IS NOT ELECTED. THE POLICY MAY TERMINATE PRIOR TO THE MATURITY DATE IF THE PREMIUMS PAID ARE INSUFFICIENT TO CONTINUE THIS POLICY IN FORCE. IF THE POLICY DOES CONTINUE IN FORCE TO THE MATURITY DATE, IT IS POSSIBLE THERE WILL BE LITTLE OR NO CASH SURRENDER VALUE AT THAT TIME. POLICY VALUES WILL BE AFFECTED BY THE INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT AND TO THE EXTENT COST OF INSURANCE CHARGES ARE MORE FAVORABLE THAN GUARANTEED CHARGES.

-----------------------------------------------------------
DISTRIBUTIONS

    POLICY LOANS
     After the first Policy Year, you may obtain a loan for up to 90% of the Cash Surrender Value less loan interest to the end of the Policy Year, and less the Monthly Deduction amount sufficient to continue this Policy in force for one month. This Policy must be assigned to us as sole security for the loan. We will transfer all loan amounts from the Fixed Account and the Subaccounts to the Loan Account. The amounts will be transferred on a pro rata basis.
    Loan interest is payable at a rate of 5.7% in advance (6.0% effective annual rate). Interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from the Fixed Account and the Subaccount, to the Loan Account on a pro rata basis. We will credit 4.5% interest to any amounts in the Loan Account, except amounts equal to a Preferred Loan as described below, for a net annual Loan interest rate of 1.5%.
    The death benefit will be reduced by the amount of any loan outstanding on the date of the Insured's death. We may defer making a loan for six months unless the loan is to pay premiums to us.
    A Preferred Loan is available if the Cash Surrender Value exceeds the total of all premiums paid since issue. The amount available for a Preferred Loan is the amount by which the Cash Surrender Value exceeds the total of premiums paid. The amount of the Loan Account that equals a Preferred Loan will be credited with 6% interest, for a net annual Preferred Loan interest rate of 0%. The amount of indebtedness that qualifies as a Preferred Loan is determined on each Monthly Deduction Date.
    All or part of a loan may be repaid at any time while the Policy is in force. The amount of a loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and the Subaccounts in the same percentages as premiums are currently allocated.

    SURRENDER
    While the Insured is alive, you may terminate this Policy for its Cash Surrender Value. If you request a cash surrender, the Policy must be returned to us to receive the Cash Surrender Value
    With regard to amounts allocated to the Fixed Account, the Cash Surrender Value will be equal to or greater than the minimum Cash Surrender Values required by the State in which this Policy was delivered. The value is based on the Commissioners 1980 Standard Mortality Table, age last birthday, with interest at 4.5%. The maximum applicable Surrender Charge is 9.50% (See "CHARGES AND FEES.") Also, a 10% federal tax penalty may apply. (See "TAX MATTERS.") We may defer payment of a cash surrender from the Fixed Account for up to six months.

    PARTIAL WITHDRAWALS
    After the first Policy Year, you may withdraw part of the Accumulation Value. Withdrawals are made first from earnings and then from Premiums paid, beginning with the earliest Premium payment. The minimum partial withdrawal amount is $500. The maximum partial withdrawal amount is an amount such that the remaining Accumulation Value is not less than $20,000.
    Each Policy year you may withdraw,  without a surrender charge,  the greater of:
    (a) 15% of the Accumulation Value as of the first withdrawal that Policy year; or
    (b) that portion of the Accumulation Value which is in excess of total premiums paid.
Partial withdrawals in excess of this amount may be subject to a Surrender Charge of up to 9.5%. The Surrender Charge is a percentage of the premiums withdrawn. The applicable percentage varies according to the length of time since the premium was paid. The percentages are shown on the data pages.
    The amount of cash withdrawal requested and any Surrender Charge will be deducted from the Accumulation Value on the date we receive your written request. Partial withdrawals will result in cancellation of Accumulation Units from each applicable Subaccount. In the absence of instructions from you, amounts will be deducted from the Subaccounts and the Fixed Account on a pro rata basis. No more than a pro rata amount may be withdrawn from the Fixed Account for a partial withdrawal. We reserve the right to defer withdrawals from the Fixed Account for up to six months from the date we receive your written request.
    The Specified Amount will be reduced in the same proportion as the Accumulation Value is reduced as a result of any partial withdrawal.

    DEATH BENEFIT
    The death benefit equals the greater of:
    (a) the initial Specified Amount plus any later increase and less any later decrease; or
    (b) the policy's Accumulation Value on the date of death multiplied by the corridor percentage from the table shown below for the Insured's attained age;
less any outstanding loans and unpaid loan interest. To determine the initial specified amount, multiply the single premium amount by the corresponding issue age premium factor; deposits after issue will increase the specified amount by the amount of the additional deposit multiplied by the attained age premium factor.

---------------------------------------------------------
Attained  Corridor  Attained Corridor  Attained Corridor
   Age    Percentage  Age   Percentage  Age    Percentage
---------------------------------------------------------
  0-40      250%      54      157%       68      117%
   41       243%      55      150%       69      116%
   42       236%      56      146%       70      115%
   43       229%      57      142%       71      113%
   44       222%      58      138%       72      111%
   45       215%      59      134%       73      109%
   46       209%      60      130%       74      107%
   47       203%      61      128%     75-90     105%
   48       197%      62      126%       91      104%
   49       191%      63      124%       92      103%
   50       185%      64      122%       93      102%
   51       178%      65      120%       94      101%
   52       171%      66      119%     95-100    100%
   53       164%      67      118%      100+     101%
---------------------------------------------------------

    GUARANTEED DEATH BENEFIT
    If no Policy loans are taken, we guarantee coverage will remain in force until the 15th policy anniversary or the policy anniversary next following the Insured's 75th birthday, whichever is earlier.

    PAYMENT OF PROCEEDS
    While the Insured is alive, you may choose to have Proceeds that become payable paid under any combination of the fixed and variable payout options shown in this Policy. A Beneficiary may also have the Death Benefit applied to a payout option. If another option is not chosen within 60 days of the date we receive due proof of death, we will make payment in a lump sum.
    We reserve the right to pay the Proceeds in one sum when it is less than $2,000, or when the option of payment chosen would result in periodic payments of less than $20. Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us. Any option chosen will be effective when we acknowledge it.
    We may require proof of your age or survival or the age or survival of the Payee.
    The guaranteed minimum interest rate used in the fixed payout options is 3%. We may pay or credit additional interest annually.
    When the last Payee dies, we will pay to the estate of that Payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed option.

FIXED PAYMENTS
    Fixed payments are available under all six Payout Options below. The Proceeds will be transferred to our general account, and the Payments will be fixed in amount by the provisions selected and the age and sex (if consideration of sex is allowed) of the Payee. The guaranteed effective annual interest rate used in the Payout Options is 3%. We may, AT OUR SOLE DISCRETION, declare additional interest to be paid or credited annually for Payout Options 1, 2, 3, or 6. The guaranteed amounts are based on the 1983a Mortality Table, and 3% guaranteed interest rate. Current amounts may be obtained from us.

VARIABLE PAYMENTS
    Only Payout Options 2, 4, and 6 are available for variable payments. The dollar amount of the first monthly payment will be determined by applying the Proceeds allocated to variable Subaccounts to the Variable Payout Options table shown in the Policy applicable to the Payout Option chosen. The tables are determined from the 1983a Mortality Table with an assumed investment rate of 4%. If more than one Subaccount has been selected, the accumulation value of each Subaccount is applied separately to the applicable table to determine the amount of the first payment attributable to that particular Subaccount.
    All variable payments other than the first will vary in amount according to the investment performance of the applicable Subaccounts. The amount of each subsequent payment equals the number of Variable Payment Units for each Subaccount as determined for the first payment, multiplied by the value of a Variable Payment Unit for that Subaccount 10 days prior to the date the variable payment is due. This amount may increase or decrease from month to month.
    If the net investment return of a Subaccount for a payment period is equal to the pro-rated portion of the 4% annual assumed investment rate, the variable payment attributable to that Subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 4% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 4%, the payment for that period will be less than the payment for the prior period. A charge equal on an annual basis to 1.20% of the daily net asset value of the Variable Account is applied in calculating variable payouts.

TRANSFERS BETWEEN FIXED AND VARIABLE SUBACCOUNTS
    The Payee may exchange the value of a designated number of Variable Payment Units of a particular Subaccount into other Variable Payment Units, the value of which would be such that the dollar amount of a payment made on the date of the exchange would be unaffected by the fact of the exchange. No more than four (4) exchanges may be made within each Policy year.
    Transfers may be made between Subaccounts and from a Subaccount to the Fixed Account. No exchanges may be made from the Fixed Account to the variable Subaccounts. Transfers will be made using the variable payment unit values for the Valuation Period during which any request is received by us.

    PAYMENT OPTIONS

     OPTION 1 -- PROCEEDS HELD ON DEPOSIT AT INTEREST. While the Proceeds are held by us, we will annually:
         (a)  pay interest to the Payee; or
         (b)  add interest to the Proceeds.
     OPTION 2 -- INCOME OF A SPECIFIED AMOUNT. We will pay the Proceeds in monthly installments of a specified amount until the Proceeds, with interest, have been fully paid.
     OPTION 3 -- INCOME FOR A SPECIFIED PERIOD. We will pay the Proceeds in installments for the number of years you choose. The monthly incomes for each $1,000 of Proceeds,shown in the table set forth in the Policy, include interest.We will provide the income amounts for payments other than monthly upon request.
     OPTION 4 -- LIFETIME INCOME. We will pay the Proceeds as a monthly income for as long as the Payee lives. The following guarantees are available:
         GUARANTEED PERIOD - The monthly income will be paid for a certain number of years and as long thereafter as the Payee lives; or GUARANTEED AMOUNT (INSTALLMENT REFUND) - The monthly income will be paid until the sum of all payments equals the Proceeds placed under this option and as long thereafter as the Payee lives.
                If a fixed Payment Option is chosen, the monthly income will be the amount computed using either the Lifetime Monthly Income Table set forth in the Policy (which is based on the 1983a Mortality Table and interest at 3% or, if more favorable to the Payee, our then current lifetime monthly income rates for payment of Proceeds. If a variable Payout Option is chosen, all variable payments, other than the first variable payment, will vary in amount according to the investment performance of the applicable Subaccounts.
                NOTE CAREFULLY. If no guarantee is elected, then IT WOULD BE POSSIBLE FOR ONLY ONE PAYMENT TO BE MADE if the Payee(s) were to die before the due date of the second payment; only two Payments if the Payee(s) were to die before the due date of the third payment; and so forth. When the last Payee dies, we will pay to the estate of that Payee any remaining guaranteed Payments under a fixed payout option.
     OPTION 5 -- LUMP SUM.  The Proceeds will be paid in one sum.
     OPTION 6 -- ALTERNATIVE SCHEDULE. Upon request and if available, we will provide payments for other options, including joint and survivor periods. Certain options may not be available in some States.
If variable payments are being made under Option 2 or 6 and do not involve life contingencies, then you may surrender the Policy and receive the commuted value of any unpaid payments.

    Additional information about any Payout Option may be obtained by contacting us.

-----------------------------------------------------------
CHARGES AND FEES

    CHARGES DEDUCTED UNDER THE POLICY

DEDUCTIONS FROM INITIAL PREMIUM
    We deduct no charges from Premium before allocation to the Variable Account, although the Monthly Deduction includes deductions for cost of insurance charges and for expense charges, and a Surrender Charge based on Premium may apply to surrenders or partial withdrawals during the Surrender Charge period.

MONTHLY DEDUCTION
    We deduct a charge from the entire Accumulation Value on each Monthly Deduction Date. This Monthly Deduction equals the cost of insurance charge* for the current month, plus the expense charge (annualized charge is 1.53% for the first ten Policy Years) and 1.14% for Policy Years thereafter.

-----------------
* No cost of insurance charge is deducted on or after the Policy Anniversary when the age of the Insured is equal to 100.

    Each charge is calculated as a percentage of Accumulation Value (including amounts of Accumulation Value moved to the Loan Account as collateral for Policy loans) in the following manner: first, all charges, other than the cost of insurance charge, are calculated, based on the Accumulation Value on the Monthly Deduction Date (before monthly charges are deducted, but reflecting charges deducted from Subaccount assets), and then deducted. The cost of insurance charge is then calculated based on the Accumulation Value for that date, as reduced by all other charges deducted that day. The Monthly Deduction is deducted pro rata from the Accumulation Value in the Subaccounts and the Fixed Account.

CHARGES DEDUCTED ON SURRENDER OR PARTIAL WITHDRAWAL
    If the Policy is surrendered or lapses or a partial withdrawal is taken during the Surrender Charge period (which is the first nine Years after each premium payment), a Surrender Charge may be deducted. This charge declines over the course of the Surrender Charge period. Any Surrender Charge deduction is deducted pro rata from the Accumulation Value in the Subaccounts and the Fixed Account.

    MORE INFORMATION ABOUT THE ABOVE CHARGES

SURRENDER CHARGE
    If a Policy is totally surrendered or lapses or a partial withdrawal is made, we may deduct a Surrender Charge from the amount requested to be surrendered. The percentage varies according to the length of time since each premium was paid. Any applicable Surrender Charge will be deducted on a full surrender or a partial withdrawal. The Surrender Charge period and the amount of the Surrender Charge are shown in the following table:

      YEARS SINCE
   PREMIUM PAYMENT       SURRENDER CHARGE
        1                     9.50%
        2                     9.50
        3                     9.50
        4                     9.00
        5                     7.50
        6                     6.00
        7                     4.50
        8                     3.00
        9                     1.50
     10 & later                 0


WAIVER OF SURRENDER CHARGE
     We will waive the Surrender Charge upon partial withdrawals and surrenders in the event you become confined to a hospital or nursing home, disabled, diagnosed with a terminal illness or unemployed, become an organ transplant donor or recipient, experience significant damage to your residence, or upon the death of your spouse or minor dependent. Those waivers and any restrictions associated with such waivers are set forth below:
     NURSING HOME WAIVER. The Surrender Charge will not be imposed as a result of any withdrawal made pursuant to your confinement, upon the recommendation of a licensed physician, to the following facilities for 30 or more consecutive days: (a) a hospital licensed or recognized as a general hospital by the state in which it is located; (b) a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; (c) a Medicare certified hospital; (d) a state licensed nursing home with a registered nurse on duty 24 hours a day; and (e) a Medicare certified long term care facility. This waiver only applies to partial withdrawals and surrenders requested no later than 91 days of the last day of confinement to such facility. Proof of confinement must be provided.
     We will not accept any additional purchase payments under the Policy once the Nursing Home Waiver has been elected. The Nursing Home Waiver may not be available in all States.
     DISABILITY WAIVER. The Surrender Charge will not be imposed upon any withdrawal where you are physically disabled. We may require proof of such disability, including written confirmation of receipt and approval of any claim for Social Security Disability Benefits. Proof of continued disability may be required through the date of any partial withdrawal or surrender. We reserve the right to have you examined by a licensed physician to verify such disability.
     We will not accept any additional premium payments under a Policy once the Disability Waiver has been elected. The Disability Waiver is not available if you are receiving Social Security Disability Benefits on the date of issue or are age 65 or older. The Disability Waiver may not be available in all States.
     TERMINAL ILLNESS WAIVER. We will waive the Surrender Charge for any withdrawal where you are diagnosed with a terminal illness. We may require proof of such illness including written confirmation from a licensed physician. We reserve the right to have you examined by a licensed physician to confirm such a diagnosis.
     We will not accept any additional premium payments under a Policy once the Terminal Illness Waiver has been elected. The Terminal Illness Waiver is not available if you are diagnosed with a terminal illness prior to or on the date of issue. The Terminal Illness Waiver may not be available in all States.
     UNEMPLOYMENT WAIVER. We will waive the Surrender Charge for any partial withdrawal or surrender in the event you become unemployed. The Unemployment Waiver is available upon submission of a determination letter from a State Department of Labor indicating you received unemployment benefits for at least 60 consecutive days prior to the election of such waiver. The Unemployment Waiver may be exercised only once and is not available if you are receiving unemployment benefits on the date of issue. The Unemployment Waiver may not be available in all States.
     TRANSPLANT WAIVER. We will waive surrender charges if you undergo transplant surgery as an organ donor or recipient for the following body organs: heart, liver, lung, kidney, pancreas; or as a recipient of a bone marrow transplant. Within 91 days of surgery, you must submit a letter from a licensed physician (who is not the Owner of this policy) stating that you underwent transplant surgery for any of these organs. We reserve the right to have you examined by a physician of our choice and at our expense. This waiver may be exercised only once per transplant surgery.
     RESIDENCE DAMAGE WAIVER. We will waiver surrender charges if your primary residence suffers physical damage in the amount of $50,000 or more. To claim this waiver, submit to us a certified copy of a licensed appraiser's report stating the amount of the damage. This certified copy must be submitted with 91 days of the date of the appraiser's report. We reserve the right to obtain a second opinion by having the affected residence inspected by a licensed appraiser of our choice and at our expense, and to rely upon our appraiser's opinion. This waiver may be exercised only once per occurrence.
     DEATH OF SPOUSE OR MINOR DEPENDENT WAIVER. We will waive surrender charges for withdrawals of the following percentage of Accumulation Value made within six months of your spouse's or minor dependent(s)' death: death of spouse, 50%; death of minor dependent(s), 25%. Proof of death must be submitted to us. This waiver may be exercised once for a spouse and once for each minor dependent, subject to no more than 50% of the Accumulation Value being withdrawn pursuant to this waiver each year. Subsequent withdrawals, or withdrawals above the waiver limit, are subject to the Surrender Charge.

EXPENSE CHARGE
     The expense charge consists of charges for administrative, tax (first ten Policy Years only) and mortality and expense risk charges. This charge is no longer deducted beginning on the Policy anniversary next following the insured's 100th birthday if coverage beyond maturity is elected.
    ADMINISTRATIVE CHARGE. This charge is deducted from your Policy's Accumulation Value on each Monthly Deduction Date after the date of issue, as part of the Monthly Deduction. This charge is currently set at an annual rate of 0.24% of the Accumulation Value on each Monthly Deduction Date. This charge is for the cost of administering the Policies (such as the cost of processing Policy transactions, issuing Policy Owner statements and reports, and record keeping), as well as legal, actuarial, systems, mailing and other overhead costs connected with our variable life insurance operations
    TAX EXPENSE CHARGE. We will deduct this charge as part of the Monthly Deduction from your Accumulation Value on each Monthly Deduction Date for the first ten Policy Years. The annual rate of this charge is 0.39% of the Accumulation Value.
    The Tax Expense Charge is comprised of a 0.25% annual rate charge for State premium taxes, and a 0.14% annual rate charge for federal deferred acquisition cost taxes. It reimburses us for these costs and related administrative expenses. Premium taxes vary from State to State and the charge reflects an average
    MORTALITY AND EXPENSE RISK CHARGE. We deduct a charge from your Accumulation Value on each Monthly Deduction Date for the mortality and expense risks that we assume. This charge is currently set at an annual rate of 0.90% of the Accumulation Value on each Monthly Deduction Date. The mortality risk we assume is that Insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated.
    If all the money we collect from this charge is not needed to cover death benefits and expenses, the money is contributed to our general account. Conversely, even if the money we collect is insufficient, we will provide for all death benefits and expenses.

COST OF INSURANCE CHARGE
    This charge is deducted from the Policy's Accumulation Value on each Monthly Deduction Date, as part of the Monthly Deduction. This charge is no longer deducted beginning on the Policy anniversary next following the Insured's 100th birthday if coverage beyond maturity is elected.
    The cost of insurance charge covers the cost of providing insurance protection under your Policy. Currently, the amount of this charge is based on the rate class of the Insured. We assign Insureds to rate classes based on underwriting conducted when we receive a Policy application. Currently, we assign Insureds to the following rate classes: preferred and standard. Once a Policy is issued, an Insured's rate class does not change except if an additional premium is submitted and the underwriting review determines that the Insured qualifies for a better rate class. If the Insured qualified for a better rate class, the rate class for the additional premium will be used for cost of insurance charges under the entire Policy.
    Currently, the cost of insurance charge for a Policy is calculated as a percentage of the Accumulation Value on the Monthly Deduction Date. The charge is based on the duration of the Policy, and the Insured's rate class. The current monthly rates for these classes are equivalent to the annual percentage rates shown in the following table:


          POLICY YEAR(S)             ACCUMULATION VALUE   ACCUMULATION VALUE
       -------------------           OF $45,000 OR LESS.  GREATER THAN $45,000.
                                     -----------------     ------------------
       PREFERRED RATE CLASS
               1-10                        0.70%                 0.60%
           11 and later                    0.60%                 0.50%
       STANDARD RATE CLASS
               1-10                        1.30%                 1.20%
           11 and later                    0.94%                 0.84%

We reserve the right to change the cost of insurance charges upon appropriate regulatory approval.
     For purposes of determining the current cost of insurance charge on a Monthly Deduction Date, all other charges included in the Monthly Deduction are calculated and deducted from the Policy's Accumulation Value, and then the applicable cost of insurance percentage is applied to the remaining Accumulation Value.
    The cost of insurance charge deducted on a Monthly Deduction Date is guaranteed not to exceed the amount calculated using the guaranteed cost of insurance rates set forth in the Policy for that date. The maximum cost of insurance charge for a Monthly Deduction Date determined is equal to the "net amount at risk" under the Policy, multiplied by the guaranteed cost of insurance rate for that date. The net amount at risk is determined on the last day of the Policy Month. The amount at risk at any point in time is just the death benefit at that point in time, less the Accumulation Value at that point in time after deducting the Expense Charge and the cost of any Policy riders.
    The guaranteed cost of insurance rate for a Monthly Deduction Date under a Policy depends on the Insured's sex, and age on the first day of a Policy Year.
    Current cost of insurance rates are more favorable for preferred rate class than for standard rate class Insureds. Within a given class, guaranteed cost of insurance rates are generally more favorable for Insureds of lower ages than for Insureds of higher ages, and are generally more favorable for female Insureds than for male Insureds.
     If a Policy loan is outstanding, and the Cash Surrender Value on a Monthly Deduction Date is not enough to cover the entire Monthly Deduction and any loan interest due for the Policy Month, we will notify you that the Policy is going to terminate unless a sufficient payment is made within the 61-day grace period. (See "THE POLICY: LAPSE AND GRACE PERIOD.")

TRANSFER CHARGES
    A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred.

    SERIES FUND CHARGES
    Each Portfolio of the Series Funds is responsible for all of its expenses. The net assets of each Portfolio of the Series Funds will reflect deductions in connection with the investment advisory fee and other expenses. For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectuses for the Series Funds, current copies of which accompany this Prospectus.

-----------------------------------------------------------
OTHER POLICY PROVISIONS

    NOTICE TO US
    All notices or requests under the Policy must be sent to us by written notice, unless you have authorized us in writing to acknowledge Telephone Transactions from you. Written notices to us are not effective until our receipt at this address: United of Omaha Life Insurance Company, Variable Life Service Department, P.O. Box 8430, Omaha, Nebraska 68103-0430. Our toll-free telephone number is 800-238-9354.

    ENTIRE CONTRACT
    The entire contract is the Policy, any riders, endorsements and amendments, and the signed application. All statements made in the application will, in the absence of fraud, be deemed representations and not warranties. We will not use any statement to contest the Policy or deny a claim unless it is in the application. Any change of the Policy requires the written consent of an executive officer. No agent has the authority to change this contract or waive any of its terms.

    RIGHT TO EXAMINE
    If you are not satisfied with your Policy, you may return it to us or our agent within 10 days (or more where required by applicable State insurance law) after you receive the Policy or 45 days after you signed the application, whichever is later. We will cancel your Policy as of the date any insurance became effective and refund the premiums paid within seven days after we receive the returned policy.

    DELAY OF PAYMENTS
    We will usually pay any amounts payable from the Variable Account as a Policy loan, partial withdrawal or Cash Surrender within 7 days after we receive your written request in a form satisfactory to us. We can postpone such payments or any transfers of amounts between Subaccounts or into the Fixed Account or the Loan Account if: (i) the New York Stock Exchange ("NYSE") is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the Net Assets of the Variable Account; or
(iv) the SEC permits delay for the protection of security holders. The applicable rules of the Securities and Exchange Commission will govern as to whether the conditions in (iii) or (iv) exist. We may defer payment of Policy loans, partial withdrawals or a Cash Surrender from the Fixed Account for up to six months from the date we receive your written request.

    CHANGE OF OWNERSHIP AND ASSIGNMENT
    You may name a new owner of this Policy or pledge it as collateral by assigning it. The assignment must be in writing. No assignment will be binding on us until we record and acknowledge it. We are not responsible for the validity or effect of an assignment of this Policy. The rights of any Beneficiary will be subject to a collateral assignment. If the Beneficiary of this Policy is irrevocable, a change of ownership or a collateral assignment may be made only by joint written request from you and the irrevocable Beneficiary.

    BENEFICIARY
    The Beneficiary is named in the Policy application and may be changed, unless the Beneficiary is irrevocable. (See "BENEFICIARY CHANGE.")

    BENEFICIARY CHANGE
    To change a Beneficiary, send us a written request. When recorded and acknowledged by us, the change will be effective as of the date you signed the request. The change will not apply to any payments made or other action taken by us before recording. If the Beneficiary is irrevocable, you may change the Beneficiary only by joint written request from you and the irrevocable Beneficiary.
    MISSTATEMENT OF AGE OR SEX
     If the age or sex of the Insured has been misstated, all payments and benefits under the Policy will be those which the premiums would have purchased at the correct age and sex.

    SUICIDE
    We will not pay the Death Benefit if the Insured's death results from suicide, while sane or insane, within two years from the date of issue. Instead we will pay the sum of the premiums paid since issue less any loans and unpaid loan interest and less any partial withdrawals.
    We will not pay that portion of the Death Benefit resulting from an increase in Specified Amount if the Insured's death results from suicide, while sane or insane, within two years from the effective date of the increase. Instead we will pay the sum of the premiums paid for the increase.

    INCONTESTABILITY
    We will not contest the validity of the Policy after it has been in force during the lifetime of the Insured for two years from the date of issue.
    We will not contest the validity of an increase in Specified Amount after the Policy has been in force during the lifetime of the Insured for two years from the effective date of the increase. Any contest of an increase in Specified Amount will be based on the application for that increase.

    COVERAGE BEYOND MATURITY
    Prior to thirty days before the maturity date of the Policy, you may elect to continue the Policy in force beyond the maturity date. The election must be made by written request. The following will apply:
     The allocation of the Accumulation Value to the Subaccounts and the Fixed Account will be maintained according to your instructions;
     The cost of insurance charge will be zero;
     The expense charge will be zero;
     The corridor percentage will be fixed at 101% ;
     Any riders attached to the Policy that are then in force will terminate; The Insured's date of death will be considered this Policy's maturity date. All other rights and benefits as described in the Policy will be available during the lifetime of the Insured.

    REINSTATEMENT
    If this policy lapses, you may reinstate it within five years of the date of lapse and prior to the maturity date, subject to the following: (i) we receive a written application signed by you and the Insured; (ii) we receive evidence of insurability satisfactory to us; (iii) we receive payment of an amount large enough to continue this Policy in force for three months; (iv) re-establishment of surrender charges, if any, measured from the original date of issue; and (iv) repayment or reinstatement of any outstanding Policy loan along with unpaid loan interest from the date of lapse. The effective date of reinstatement will be the date we approve the application for reinstatement.
    The Specified Amount of the reinstated Policy may not exceed the Specified Amount at the time of lapse. The Accumulation Value on the effective date of reinstatement will reflect (i) the Accumulation Value at the time of lapse, except that the value in the Loan Account may be repaid prior to reinstatement; less (ii) the Monthly Deduction for the current month.

    NONPARTICIPATING
    The Policy does not share in our surplus earnings or profits. No dividends are paid by us on this Policy.

-----------------------------------------------------------
TAX MATTERS

    GENERAL
    The following is a discussion of federal income tax considerations relating to the Policy. It is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. If you contemplate the purchase of or exercise of elections under the Policy, you are encouraged to seek independent competent tax advice.

    LIFE INSURANCE QUALIFICATION
    Section 7702 of the Internal Revenue Code of 1986, as amended ("Code") defines a life insurance contract for Federal income tax purposes. The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus creates some uncertainty about the application of Section 7702 to the Policy.
    Nevertheless, we believe it is reasonable to conclude that the Policy qualifies as a life insurance contract for federal tax purposes, so that:
 o the death benefit should be fully excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code; and
 o you should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until they are distributed from the Policy.
     If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract. We thus reserve the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

    TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS
    Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts. In almost all cases, this Policy will be a modified endowment contract. (SEE, HOWEVER, THE DISCUSSION BELOW IN THIS SECTION ON A POLICY ISSUED IN EXCHANGE FOR ANOTHER LIFE INSURANCE POLICY.) Except as specifically noted, the remainder of this discussion assumes that this Policy will be a modified endowment contract. Loans and partial withdrawals from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to you. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy immediately before the distribution.
    The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.
    Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, we believe that any Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose not to exercise the right to make additional payments in order to prevent a Policy from being treated as a modified endowment Policy.
    If a Policy that was not a modified endowment contract at issue subsequently becomes a modified endowment contract, distributions made during the Policy year in which it becomes a modified endowment contract, distributions in any subsequent Policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. In addition, regulations or other interpretations may be issued which will apply similar tax treatment to other distributions made in anticipation of a Policy becoming a modified endowment contract.

    SPECIAL TREATMENT OF POLICY LOAN INTEREST
    If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

    AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS
    In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if we or any of our affiliates issue to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those policies, the income for all those policies will be aggregated and attributed to that distribution.

    OTHER POLICY OWNER TAX MATTERS
    Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon you or the beneficiary's individual circumstances.
    The Policy may continue after the Insured attains age 100. The tax consequences associated with continuing a Policy beyond age 100 are unclear. A tax advisor should be consulted on this issue.
    Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in the Policy not qualifying as life insurance under the Code, which may subject you to immediate taxation on the incremental increases in Accumulation Value of the Policy plus the cost of insurance protection for the year. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and we believe the Policy complies fully with such requirements.
    In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Variable Account may cause you, rather than us, to be treated as the owner of the assets in the Variable Account. To date, no such regulations or guidance has been issued. If you are considered the owner of the assets of the Variable Account, income and gains from the Account would be included in your gross income.
    The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy Premium and Accumulation Values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Variable Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner of the assets of the Variable Account.
     The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement.

 -----------------------------------------------------------
MANAGEMENT

Our Directors and senior officers are:

DIRECTORS
---------
Foggie, Samuel L.      Retired Banking and Finance Industry Executive
Hope, Dolores D.       Civic/Charitable Organizations and Entertainment
Minton, John D.        Retired Accident and Health Insurance Executive
                        (Mutual of Omaha Insurance Company)
Plunkett III, Hugh V.  Attorney (Plunkett, Schwartz & Petersen)
Sampson, Richard J.    Retired Group Insurance Executive
                        (Mutual of Omaha Insurance Company)
Skutt, Thomas J.       Chairman of the Board (Mutual of Omaha Insurance Company)
Straus, Oscar S.       Investments; President,The Daniel and Florence Guggenheim
                         Foundation
Weekly, John W.        Vice Chairman of the Board, Chief Executive Officer and
                         President (Mutual of Omaha Insurance Company)
OFFICERS*
--------
Thomas J. Skutt        Chairman of the Board
John W. Weekly         Vice Chairman of the Board, Chief Executive Officer and
                         President
G. Ronald Ames         Executive Vice President (Marketing)
Robert B. Bogart       Executive Vice President (Human Resources)
Stephen R. Booma       Executive Vice President (Managed Care)
Cecil D. Bykerk        Executive Vice President (Chief Actuary)
James L. Hanson        Executive Vice President (Information Services)
Randall C. Horn        Executive Vice President (Group insurance)
M. Jane Huerter        Executive Vice President (Corporate Secretary;
                         Federal Legislative Issues; Public Affairs)
Ernest B. Johnston     Executive Vice President (Underwriting; Customer Service)
John L. Maginn         Executive Vice President (Treasurer; Chief Investment
                         Officer)
Thomas J. McCusker     Executive Vice President (General Counsel)
Thomas T. Sawicz       Executive Vice President (Sales and Marketing)
John A. Sturgeon       Executive Vice President (General Comptroller)

    *Business address for all directors and officers is Mutual of Omaha Plaza, Omaha, Nebraska 68175.

-----------------------------------------------------------
OTHER INFORMATION

    REPORTS TO YOU
    We will send you a statement at least annually showing your Policy's death benefit, Accumulation Value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrenders and other Policy transactions as they occur. If you have Accumulation Value in the Variable Account you will receive such additional periodic reports as may be required by the SEC.

    VOTING RIGHTS
    We own the Series Fund shares held in the Variable Account and have the right to vote those shares. However, to the extent required by applicable Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.
    The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Series Fund shares held in any Subaccount of the Variable Account, or in any other separate account of ours or an affiliate, the policyholders of which have rights of instruction with respect to the Series Fund shares, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote, for, against, or withhold votes on a proposition, bears to (ii) the total Accumulation Value in that Subaccount for all policies for which voting instructions are received. No voting privileges apply with respect to Accumulation Value removed from the Variable Account as a result of a Policy loan.
    If required by State insurance authorities, we may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios of the Series Funds or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, we may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the Series Fund portfolio if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is contrary to State law or is prohibited by State regulatory authorities or that the change would be inconsistent with a Subaccount's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of ours or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the Subaccount. If we do disregard voting instructions, a summary of that action and the reasons for it will be included in the next semi-annual report to Policy Owners.

    DISTRIBUTION OF THE POLICIES
    Mutual of Omaha Investor Services ("MOIS"), Mutual of Omaha Plaza, Omaha, Nebraska 68175, is the principal underwriter of the Policy. Like us, MOIS is a 100% owned subsidiary of Mutual of Omaha Insurance Company. MOIS is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. ("NASD"). MOIS contracts with one or more registered broker-dealers ("Distributors") to offer and sell the Policy. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable life insurance. Commissions paid to Distributors may be up to 8 1/2% of the Premium paid.

    STATE REGULATION
    We are subject to regulation and supervision by the Insurance Department of the State of Nebraska, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The Policy has been approved by the Insurance Department of the State of Nebraska and other jurisdictions.
    We submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business, for the purpose of determining solvency and compliance with local insurance laws and regulations.

    LEGAL MATTERS
    We know of no material legal proceedings pending to which the Variable Account is a party or which would materially affect the Variable Account. We are not involved in any litigation of material importance to our total assets or to the Variable Account.
    Legal matters in connection with the Policy have been passed upon by our Law Staff. Sutherland, Asbill & Brennan, of Washington, D.C., has provided advice on certain matters relating to federal securities laws.

    INDEPENDENT AUDITORS
    Deloitte and Touche, 2000 First National Center, Omaha, Nebraska, are the independent auditors for the Variable Account and us. The services provided to the Variable Account include primarily the examination of the Variable Account's financial statements and the review of filings made with the SEC.

    REGISTRATION STATEMENT
    This prospectus omits certain information contained in the Registration Statement filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

-----------------------------------------------------------
ILLUSTRATIONS
DEATH BENEFITS, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

    The tables in this Section illustrate how the Policy operates. They show how the Death Benefit, Cash Surrender Value, and Accumulation Value could vary over an extended period of time assuming hypothetical gross rates of return. (i.e. investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6%, and 12%. The tables are based on an initial premium of $20,000. A male age 55, 65 and 75 with specified amounts of $43,200, $36,867, and $29,134, respectively, are illustrated for this Policy. The Insureds are assumed to be preferred rate class. Values are given based on current and guaranteed Policy charges. These tables may assist in comparison of Death Benefits, Cash Surrender Values and Accumulation Values with those under other variable life insurance policies that may be issued by United of Omaha or other companies.

    Death Benefits, Cash Surrender Values, and Accumulation Values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium was paid in another amount, if additional payments were made, or if any Policy loan or partial withdrawal was made during the period of time illustrated. They would also be different depending on the allocation of Accumulation Value among the Variable Account's Subaccounts, if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period.

    The amounts shown for the Death Benefit, Cash Surrender Value, and Accumulation Value shown in the tables reflect the fact that an expense charge and a charge for the cost of insurance are deducted from the Accumulation Value on each Monthly Deduction Date. The Cash Surrender Values shown in the tables reflect the fact that a Surrender Charge is deducted from the Accumulation Value upon surrender or lapse during the first nine years following each premium payment. The amounts shown in the tables take into account an average daily charge equal to an annual charge 0.89% of the average daily net assets of the Series Funds for the investment advisory fees and operating expenses incurred by the Series Funds The gross annual investment return rates of 0%, 6%, and 12% on the Fund's assets are equal to net annual investment return rates of -0.89%, 5.11%, 11.11%, respectively.

    The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account, since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Accumulation Values illustrated.

    The second column of each table shows the amount which would accumulate if the initial premium of $20,000 were invested to earn interest, after taxes, of 5% per year, compounded annually.

    Upon request, United of Omaha will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the specified amount, the proposed amount and frequency of premium payments and any available riders requested.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

        Male issue age 55               Initial Premium $20,000
        Preferred Class                 Specified Amount $43,200

                          CURRENT CHARGES *                       GUARANTEED CHARGES **
              -------------------------------------------    ---------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER    DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE     BENEFIT
               PER YEAR
  ----          --------     -----     -----    -------        -----       -----     -------

   1             $21,000    $21,731   $19,831   $43,200       $21,625     $19,725    $43,200
   2              22,505     23,613    21,713    43,200        23,401      21,501     43,200
   3              23,153     25,657    23,757    43,200        25,346      23,446     43,200
   4              24,310     27,878    26,078    43,200        27,482      25,682     43,200
   5              25,526     30,293    28,793    43,200        29,833      28,333     43,200
   6              26,802     32,940    31,740    43,200        32,428      31,228     43,200
   7              28,142     35,855    34,955    45,894        35,292      34,392     45,174
   8              29,549     39,028    38,428    49,175        38,415      37,815     48,403
   9              31,027     42,479    42,179    52,674        41,812      41,512     51,847
  10              32,578     46,233    46,233    56,405        45,508      45,508     55,520
  11              34,207     50,534    50,534    60,641        49,725      49,725     59,669
  12              35,917     55,234    55,234    65,729        54,321      54,321     64,641
  13              37,713     60,372    60,372    71,239        59,330      59,330     70,010
  14              39,599     65,987    65,987    77,205        64,791      64,791     75,805
  15              41,579     72,125    72,125    83,665        70,743      70,743     82,062
  16              43,657     78,834    78,834    90,659        77,230      77,230     88,814
  17              45,840     86,166    86,166    97,368        84,337      84,337     95,301
  18              48,132     94,181    94,181   104,541        92,134      92,134    102,269
  19              50,539    102,943   102,943   112,208       100,706     100,706    109,770
  20              53,066    112,600   112,600   120,482       110,153     110,153    117,864

  25              67,727    176,509   176,509   185,334       172,674     172,674    181,307
  35             110,320    429,561   429,561   451,040       408,862     408,862    429,305



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.11% NET)

        Male issue age 55               Initial Premium $20,000
        Preferred Class                 Specified Amount $43,200

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
-----           -------      -----     -----    -------        -----       -----      ------
   1             $21,000    $20,558   $18,658   $43,200       $20,445     $18,545    $43,200
   2              22,505     21,132    19,232    43,200        20,888      18,988     43,200
   3              23,153     21,721    19,821    43,200        21,328      19,428     43,200
   4              24,310     22,327    20,527    43,200        21,764      19,964     43,200
   5              25,526     22,950    21,450    43,200        22,194      20,694     43,200
   6              26,802     23,590    22,390    43,200        22,617      21,417     43,200
   7              28,142     24,248    23,348    43,200        23,029      22,129     43,200
   8              29,549     24,925    24,325    43,200        23,428      22,828     43,200
   9              31,027     25,620    25,320    43,200        23,809      23,509     43,200
  10              32,578     26,335    26,335    43,200        24,170      24,170     43,200
  11              34,207     27,203    27,203    43,200        24,604      24,604     43,200
  12              35,917     28,099    28,099    43,200        25,020      25,020     43,200
  13              37,713     29,025    29,025    43,200        25,415      25,415     43,200
  14              39,599     29,982    29,982    43,200        25,787      25,787     43,200
  15              41,579     30,970    30,970    43,200        26,131      26,131     43,200
  16              43,657     31,991    31,991    43,200        26,439      26,439     43,200
  17              45,840     33,045    33,045    43,200        26,702      26,702     43,200
  18              48,132     34,134    34,134    43,200        26,908      26,908     43,200
  19              50,539     35,259    35,259    43,200        27,044      27,044     43,200
  20              53,066     36,421    36,421    43,200        27,096      27,096     43,200

  25              67,727     42,919    42,919    45,065        25,474      25,474     43,200
  35             110,320     59,927    59,927    62,923           ***         ***        ***



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.89% NET)

        Male issue age 65               Initial Premium $20,000
        Preferred Class                 Specified Amount $43,200

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    ----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
-------          -------      -----     -----    -------        -----       -----      -------
   1             $21,000     $19,384   $17,543  $43,200       $19,266     $17,436    $43,200
   2              22,505      18,788    17,003   43,200        18,517      16,758     43,200
   3              23,153      18,210    16,480   43,200        17,751      16,065     43,200
   4              24,310      17,649    16,061   43,200        16,964      15,437     43,200
   5              25,526      17,106    15,823   43,200        16,152      14,941     43,200
   6              26,802      16,580    15,585   43,200        15,309      14,391     43,200
   7              28,142      16,069    15,346   43,200        14,429      13,780     43,200
   8              29,549      15,575    15,107   43,200        13,503      13,098     43,200
   9              31,027      15,095    14,869   43,200        12,521      12,333     43,200
  10              32,578      14,631    14,631   43,200        11,474      11,474     43,200
  11              34,207      14,250    14,250   43,200        10,394      10,394     43,200
  12              35,917      13,880    13,880   43,200         9,223       9,223     43,200
  13              37,713      13,519    13,519   43,200         7,949       7,949     43,200
  14              39,599      13,167    13,167   43,200         6,558       6,558     43,200
  15              41,579      12,825    12,825   43,200         5,028       5,028     43,200
  16              43,657      12,491    12,491   43,200         3,332       3,332     43,200
  17              45,840      12,166    12,166   43,200         1,432       1,432     43,200
  18              48,132      11,850    11,850   43,200           ***         ***        ***
  19              50,539      11,542    11,542   43,200           ***         ***        ***
  20              53,066      11,241    11,241   43,200           ***         ***        ***

  25              67,727       9,854     9,854   43,200           ***         ***        ***
  35             110,320       7,571     7,571   43,200           ***         ***        ***


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

        Male issue age 65               Initial Premium $20,000
        Preferred Class                 Specified Amount $36,867

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    ----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                 PER YEAR
  ----           --------     -----     -----    -------        -----       -----      ------
   1             $21,000    $21,731   $19,831   $36,867      $21,430     $19,530     $36,867
   2              22,505     23,613    21,713    36,867      22,997      21,097       36,867
   3              23,153     25,657    23,757    36,867      24,726      22,826       36,867
   4              24,310     27,878    26,078    36,867      26,644      24,844       36,867
   5              25,526     30,292    28,792    36,867      28,785      27,285       36,867
   6              26,802     32,924    31,724    37,863      31,192      29,992       36,867
   7              28,142     35,814    34,914    40,470      33,904      33,004       38,311
   8              29,549     38,973    38,373    43,260      36,894      36,294       40,953
   9              31,027     42,432    42,132    46,251      40,170      39,870       43,785
  10              32,578     46,232    46,232    49,468      43,766      43,766       46,830
  11              34,207     50,615    50,615    53,146      47,916      47,916       50,312
  12              35,917     55,396    55,396    58,166      52,442      52,442       55,064
  13              37,713     60,608    60,608    63,638      57,376      57,376       60,245
  14              39,599     66,287    66,287    69,602      62,752      62,752       65,890
  15              41,579     72,472    72,472    76,096      68,607      68,607       72,038
  16              43,657     79,213    79,213    83,174      74,978      74,978       78,727
  17              45,840     86,581    86,581    90,910      81,902      81,902       85,997
  18              48,132     94,634    94,634    99,366      89,420      89,420       93,891
  19              50,539    103,437   103,437   108,609      97,572      97,572      102,450
  20              53,066    113,058   113,058   118,711      106,401     106,401     111,721

  25              67,727    176,372   176,372   185,191      162,450     162,450     170,573
  35             110,320    440,945   440,945   440,945      400,215     400,215     400,215


* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.11% NET)

        Male issue age 65               Initial Premium $20,000
        Preferred Class                 Specified Amount $36,867

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------   ------------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----          --------     -----     -----    -------        -----       -----      -------
   1             $21,000    $20,558   $18,658   $36,867       $20,248     $18,348     $36,867
   2              22,505     21,132    19,232    36,867        20,468      18,568      36,867
   3              23,153     21,721    19,821    36,867        20,658      18,758      36,867
   4              24,310     22,327    20,527    36,867        20,813      19,013      36,867
   5              25,526     22,950    21,450    36,867        20,927      19,427      36,867
   6              26,802     23,590    22,390    36,867        20,990      19,790      36,867
   7              28,142     24,248    23,348    36,867        20,992      20,092      36,867
   8              29,549     24,925    24,325    36,867        20,917      20,317      36,867
   9              31,027     25,620    25,320    36,867        20,747      20,447      36,867
  10              32,578     26,335    26,335    36,867        20,463      20,463      36,867
  11              34,207     27,203    27,203    36,867        20,127      20,127      36,867
  12              35,917     28,099    28,099    36,867        19,368      19,368      36,867
  13              37,713     29,025    29,025    36,867        18,967      18,967      36,867
  14              39,599     29,982    29,982    36,867        18,078      18,078      36,867
  15              41,579     30,970    30,970    36,867        16,915      16,915      36,867
  16              43,657     31,991    31,991    36,867        15,410      15,410      36,867
  17              45,840     33,045    33,045    36,867        13,456      13,456      36,867
  18              48,132     34,134    34,134    36,867        10,914      10,914      36,867
  19              50,539     35,259    35,259    37,022         7,591       7,591      36,867
  20              53,066     36,421    36,421    38,242         3,229       3,229      36,867

  25              67,727     42,831    42,831    44,973           ***         ***         ***
  35             110,320     61,367    61,367    61,367           ***         ***         ***



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-.89% NET)

        Male issue age 65               Initial Premium $20,000
        Preferred Class                 Specified Amount $36,867

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
 ----           --------     -----     -----    -------        -----       -----      -------
   1             $21,000    $19,384   $17,543   $36,867       $19,066     $17,255     $36,867
   2              22,505     18,788    17,003    36,867        18,084      16,366      36,867
   3              23,153     18,210    16,480    36,867        17,045      15,426      36,867
   4              24,310     17,649    16,061    36,867        15,941      14,506      36,867
   5              25,526     17,106    15,823    36,867        14,757      13,650      36,867
   6              26,802     16,580    15,585    36,867        13,475      12,666      36,867
   7              28,142     16,069    15,346    36,867        12,073      11,530      36,867
   8              29,549     15,575    15,107    36,867        10,522      10,206      36,867
   9              31,027     15,095    14,869    36,867         8,785       8,654      36,867
  10              32,578     14,631    14,631    36,867         6,825       6,825      36,867
  11              34,207     14,250    14,250    36,867         4,621       4,621      36,867
  12              35,917     13,880    13,880    36,867         2,091       2,091      36,867
  13              37,713     13,519    13,519    36,867           ***         ***         ***
  14              39,599     13,167    13,167    36,867           ***         ***         ***
  15              41,579     12,825    12,825    36,867           ***         ***         ***
  16              43,657     12,491    12,491    36,867           ***         ***         ***
  17              45,840     12,166    12,166    36,867           ***         ***         ***
  18              48,132     11,850    11,850    36,867           ***         ***         ***
  19              50,539     11,542    11,542    36,867           ***         ***         ***
  20              53,066     11,241    11,241    36,867           ***         ***         ***

  25              67,727      9,854     9,854    36,867           ***         ***         ***
  35             110,320      7,571     7,571    36,867           ***         ***         ***



* These values reflect investment results using current cost of insurance rates and expense charges.
** These  values  reflect  investment results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

        Male issue age 75               Initial Premium $20,000
        Preferred Class                 Specified Amount $29,134

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
  ----         --------      -----     -----    -------        -----       -----      -------
   1             $21,000    $21,731   $19,831   $29,134       $21,278     $19,378     $29,134
   2              22,505     23,613    21,713    29,134        22,723      20,823      29,134
   3              23,153     25,657    23,757    29,134        24,383      22,483      29,134
   4              24,310     27,892    26,092    29,287        26,322      24,522      29,134
   5              25,526     30,376    28,876    31,895        28,609      27,109      30,040
   6              26,802     33,067    31,867    34,720        31,144      29,944      32,701
   7              28,142     35,980    35,080    37,779        33,888      32,988      35,582
   8              29,549     39,129    38,529    41,086        36,854      36,254      38,696
   9              31,027     42,530    42,230    44,656        40,057      39,757      42,060
  10              32,578     46,223    46,223    48,535        43,511      43,511      45,687
  11              34,207     50,523    50,523    53,049        47,418      47,418      49,789
  12              35,917     55,222    55,222    57,983        51,642      51,642      54,224
  13              37,713     60,359    60,359    63,377        56,203      56,203      59,013
  14              39,599     65,973    65,973    69,271        61,126      61,126      64,182
  15              41,579     72,109    72,109    75,715        66,432      66,432      69,753
  16              43,657     78,816    78,816    82,757        72,145      72,145      75,753
  17              45,840     86,147    86,147    89,593        78,480      78,480      81,620
  18              48,132     94,160    94,160    96,985        85,536      85,536      88,102
  19              50,539    102,919   102,919   104,977        93,432      93,432      95,301
  20              53,066    112,706   112,706   113,833       102,317     102,317     103,341

  25              67,727    180,279   180,279   180,279       163,662     163,662     163,662



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.11% NET)

        Male issue age 75               Initial Premium $20,000
        Preferred Class                 Specified Amount $29,134

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------   ------------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
 ---             --------    -----     -----    -------        -----       -----      -------
   1             $21,000    $20,558   $18,658    $29,134      $20,078     $18,178     $29,134
   2              22,505     21,132    19,232     29,134       20,104      18,204      29,134
   3              23,153     21,721    19,821     29,134       20,068      18,168      29,134
   4              24,310     22,327    20,527     29,134       19,961      18,165      29,134
   5              25,526     22,950    21,450     29,134       19,767      18,285      29,134
   6              26,802     23,590    22,390     29,134       19,464      18,296      29,134
   7              28,142     24,248    23,348     29,134       19,019      18,163      29,134
   8              29,549     24,925    24,325     29,134       18,389      17,838      29,134
   9              31,027     25,620    25,320     29,134       17,516      17,252      29,134
  10              32,578     26,335    26,335     29,134       16,320      16,320      29,134
  11              34,207     27,203    27,203     29,134       14,767      14,767      29,134
  12              35,917     28,099    28,099     29,504       12,654      12,654      29,134
  13              37,713     29,025    29,025     30,477        9,784       9,784      29,134
  14              39,599     29,982    29,982     31,481         5873        5873      29,134
  15              41,579     30,970    30,970     32,519          515         515      29,134
  16              43,657     31,991    31,991     33,590          ***         ***         ***
  17              45,840     33,045    33,045     34,367          ***         ***         ***
  18              48,132     34,134    34,134     35,158          ***         ***         ***
  19              50,539     35,272    35,272     35,977          ***         ***         ***
  20              53,066     36,540    36,540     36,905          ***         ***         ***

  25              67,727     44,281    44,281     44,281          ***         ***         ***



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values  reflect investment  results using guaranteed cost of insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.89% NET)

        Male issue age 75               Initial Premium $20,000
        Preferred Class                 Specified Amount $29,134

                                  CURRENT CHARGES *                  GUARANTEED CHARGES **
                            -------------------------------    ----------------------------------
                 PREMIUMS
 END OF        ACCUMULATED                CASH                               CASH
POLICY        AT 5% INTEREST   ACCUM.   SURRENDER  DEATH        ACCUM.    SURRENDER     DEATH
  YEAR           PER YEAR      VALUE     VALUE    BENEFIT       VALUE       VALUE      BENEFIT
  ----           --------      -----     -----    -------       -----       -----      -------
   1             $21,000      $19,384   $17,543    $29,134     $18,880     $17,086     $29,134
   2              22,505       18,788    17,003     29,134      17,639      15,964      29,134
   3              23,153       18,210    16,480     29,134      16,254      14,710      29,134
   4              24,310       17,649    16,061     29,134      14,691      13,369      29,134
   5              25,526       17,106    15,823     29,134      12,911      11,943      29,134
   6              26,802       16,480    15,585     29,134      10,857      10,205      29,134
   7              28,142       16,069    15,346     29,134       8,451       8,071      29,134
   8              29,549       15,575    15,107     29,134       5,590       5,423      29,134
   9              31,027       15,095    14,869     29,134       2,136       2,104      29,134
  10              32,578       14,631    14,631     29,134         ***         ***         ***
  11              34,207       14,250    14,250     29,134         ***         ***         ***
  12              35,917       13,880    13,880     29,134         ***         ***         ***
  13              37,713       13,519    13,519     29,134         ***         ***         ***
  14              39,599       13,167    13,167     29,134         ***         ***         ***
  15              41,579       12,825    12,825     29,134         ***         ***         ***
  16              43,657       12,491    12,491     29,134         ***         ***         ***
  17              45,840       12,166    12,166     29,134         ***         ***         ***
  18              48,132       11,850    11,850     29,134         ***         ***         ***
  19              50,539       11,542    11,542     29,134         ***         ***         ***
  20              53,066       11,241    11,241     29,134         ***         ***         ***

  25              67,727        9,854     9,854     29,134         ***         ***         ***



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
 *** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.



                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

        Male issue age 65               Initial Premium $20,000
        Standard Class                  Specified Amount $36,867

                                   CURRENT CHARGES *                 GUARANTEED CHARGES **
                              -----------------------------    ----------------------------------
                 PREMIUMS
 END OF        ACCUMULATED                CASH                               CASH
POLICY        AT 5% INTEREST   ACCUM.   SURRENDER  DEATH        ACCUM.    SURRENDER     DEATH
  YEAR           PER YEAR      VALUE     VALUE    BENEFIT       VALUE       VALUE      BENEFIT
  ----           --------      -----     -----    -------       -----       -----      -------
   1             $21,000      $21,601   $19,701   $36,867      $21,430     $19,530     $36,867
   2              22,505       23,331    21,431    36,867       22,997      21,097      36,867
   3              23,153       25,198    23,298    36,867       24,726      22,826      36,867
   4              24,310       27,217    25,417    36,867       26,644      24,844      36,867
   5              25,526       29,438    27,938    36,867       28,785      27,285      36,867
   6              26,802       31,936    30,736    36,867       31,192      29,992      36,867
   7              28,142       34,732    33,832    39,248       33,904      33,004      38,311
   8              29,549       37,796    37,196    41,953       36,894      36,294      40,953
   9              31,027       41,151    40,851    44,855       40,170      39,870      43,785
  10              32,578       44,836    44,836    47,974       43,766      43,766      46,830
  11              34,207       49,086    49,086    51,541       47,916      47,916      50,312
  12              35,917       53,723    53,723    56,409       52,442      52,442      55,064
  13              37,713       58,778    58,778    61,717       57,376      57,376      60,245
  14              39,599       64,286    64,286    67,500       62,752      62,752      65,890
  15              41,579       70,284    70,284    73,798       68,607      68,607      72,038
  16              43,657       76,810    76,810    80,650       74,978      74,978      78,727
  17              45,840       83,903    83,903    88,098       81,902      81,902      85,997
  18              48,132       91,605    91,605    96,185       89,420      89,420      93,891
  19              50,539       99,956    99,956   104,953       97,572      97,572     102,450
  20              53,066      109,001   109,001   114,451      106,401     106,401     111,721

  25              67,727      167,248   167,248   175,610      162,450     162,450     170,573
  35             110,320      413,849   413,849    413849      400,215     400,215     400,215



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed cost of insurance rates and expense charges.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.11% NET)

        Male issue age 65               Initial Premium $20,000
        Standard Class                  Specified Amount $36,867

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                PER YEAR
 -----           --------     -----     -----    -------        -----       -----      -------
   1             $21,000    $20,435   $18,535   $36,867       $20,248     $18,348     $36,867
   2              22,505     20,879    18,979    36,867        20,468      18,568      36,867
   3              23,153     21,333    19,433    36,867        20,658      18,758      36,867
   4              24,310     21,796    19,996    36,867        20,813      19,013      36,867
   5              25,526     22,270    20,770    36,867        20,927      19,427      36,867
   6              26,802     22,754    21,554    36,867        20,990      19,790      36,867
   7              28,142     23,249    22,349    36,867        20,992      20,092      36,867
   8              29,549     23,754    23,154    36,867        20,917      20,317      36,867
   9              31,027     24,271    23,971    36,867        20,747      20,447      36,867
  10              32,578     24,798    24,798    36,867        20,463      20,463      36,867
  11              34,207     25,528    25,528    36,867        20,127      20,127      36,867
  12              35,917     26,280    26,280    36,867        19,368      19,368      36,867
  13              37,713     27,054    27,054    36,867        18,967      18,967      36,867
  14              39,599     27,850    27,850    36,867        18,078      18,078      36,867
  15              41,579     28,670    28,670    36,867        16,915      16,915      36,867
  16              43,657     29,515    29,515    36,867        15,410      15,410      36,867
  17              45,840     30,384    30,384    36,867        13,456      13,456      36,867
  18              48,132     31,278    31,278    36,867        10,914      10,914      36,867
  19              50,539     32,199    32,199    36,867         7,591       7,591      36,867
  20              53,066     33,147    33,147    36,867         3,229       3,229      36,867

  25              67,727     38,329    38,329    40,246           ***         ***         ***
  35             110,320     54,331    54,331    54,331           ***         ***         ***



* These values reflect investment results using current cost of insurance rates and expense charges.
** These values reflect investment results using guaranteed  cost  of  insurance rates and expense charges.
*** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.


                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
                ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-.89% NET)

        Male issue age 65               Initial Premium $20,000
        Standard Class                  Specified Amount $36,867

                                 CURRENT CHARGES *                 GUARANTEED CHARGES **
                            -----------------------------    -----------------------------------
                PREMIUMS
 END OF       ACCUMULATED               CASH                                CASH
POLICY           AT 5%       ACCUM.   SURRENDER  DEATH         ACCUM.    SURRENDER     DEATH
  YEAR          INTEREST     VALUE     VALUE    BENEFIT        VALUE       VALUE      BENEFIT
                 PER YEAR
  ----          --------     -----     -----    -------        -----       -----      ------
   1             $21,000    $19,268   $17,438   $36,867       $19,066     $17,255     $36,867
   2              22,505     18,563    16,800    36,867        18,084      16,366      36,867
   3              23,153     17,884    16,185    36,867        17,045      15,426      36,867
   4              24,310     17,230    15,679    36,867        15,941      14,506      36,867
   5              25,526     16,599    15,354    36,867        14,757      13,650      36,867
   6              26,802     15,992    15,033    36,867        13,475      12,666      36,867
   7              28,142     15,407    14,714    36,867        12,073      11,530      36,867
   8              29,549     14,843    14,398    36,867        10,522      10,206      36,867
   9              31,027     14,300    14,086    36,867         8,785       8,654      36,867
  10              32,578     13,777    13,777    36,867         6,825       6,825      36,867
  11              34,207     13,373    13,373    36,867         4,621       4,621      36,867
  12              35,917     12,981    12,981    36,867         2,091       2,091      36,867
  13              37,713     12,600    12,600    36,867           ***         ***         ***
  14              39,599     12,231    12,231    36,867           ***         ***         ***
  15              41,579     11,872    11,872    36,867           ***         ***         ***
  16              43,657     11,524    11,524    36,867           ***         ***         ***
  17              45,840     11,186    11,186    36,867           ***         ***         ***
  18              48,132     10,858    10,858    36,867           ***         ***         ***
  19              50,539     10,540    10,540    36,867           ***         ***         ***
  20              53,066     10,231    10,231    36,867           ***         ***         ***

  25              67,727      8,817     8,817    36,867           ***         ***         ***
  35             110,320      6,547     6,547    36,867           ***         ***         ***



* These values reflect investment results using current cost of insurance rates and expense charges.
 ** These values reflect investment results using guaranteed cost of insurance rates and expense charges.
 *** The Policy is lapsed.

The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

-----------------------------------------------------------
FINANCIAL STATEMENTS





     [TO BE INCLUDED BY PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.]

                           PART II - OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    By a Resolution adopted May 21, 1996, United's Board of Directors provides for indemnification of a director, officer or employee to the full extent of the law. Generally, the Nebraska Business Corporation Act permits indemnification against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in any type of action by or in the right of United if the proposed indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to United, unless a court determines otherwise.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of United pursuant to the foregoing provisions, or otherwise, United has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by United of expenses incurred or paid by a director, officer, or controlling person of United in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, United will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION PURSUANT TO SECTION 26(E)

    United of Omaha Life Insurance Company represents that the fees and charges under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United of Omaha Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

    The facing sheet.

    A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B- 2.

    The prospectus consisting of 38 pages.

    The undertaking to file reports.

    The Rule 484 Undertaking.

    The Section 26(e) Representation.

    The signatures.

    Written consents of the following persons:

   Independent Auditors (included in Exhibit 7) (to be filed by amendment) Kenneth W. Reitz, Esquire (included in Exhibit 2) (to be filed by amendment)
   Robert E. Hupf, F.S.A., M.A.A.A.  (included in Exhibit 6)   (to  be filed  by
     amendment)
   Outside Legal Counsel (included in Exhibit 8) (to be filed by amendment)


    The following exhibits:

1.A.   (1)      Resolution  of the Board of Directors of United Life  Insurance
                Company establishing the Variable Account.

       (2)      None.


       (3)(a) Principal Underwriter Agreement by and between United, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services.

          (b)   Form of  Broker/Dealer  Supervision  and Sales  Agreement by and
                between  Mutual  of  Omaha  Investor  Services,  Inc.  and   the
                Broker/Dealer. *

          (c)   Commission Schedule for Policies. *

       (4)      None.

       (5)(a) Form of Policy for the ULTRALIFE modified single premium variable life insurance policy.

          (b)   Form of Riders to the Policy.

       (6)(a) Articles of Incorporation of United of Omaha Life Insurance Company. *

          (b)   Bylaws of United of Omaha Life Insurance Company.

       (7)      None.

       (8)(a) Participation Agreement by and between United of Omaha Life Insurance Company and the Alger American Fund. *

          (b) Participation Agreement by and between United of Omaha Life Insurance Company and the Insurance Management Series. *

          (c) Participation Agreement by and between United of Omaha Life Insurance Company and the Fidelity VIP Fund and Fidelity VIP Fund II. *

          (d) Participation Agreement by and between United of Omaha Life Insurance Company and MFS Variable Insurance Trust. *

          (e) Participation Agreement by and between United of Omaha Life Insurance Company and the Scudder Variable Life Investment Fund. *

          (f) Participation Agreement by and between United of Omaha Life Insurance Company and T. Rowe Price International Series, T.
                Rowe   Price  Fixed  Income  Series,  and  T. Rowe Price Equity
                Series. *

      (9)       None.

      (10)      Form of  Application  for the  United  of Omaha  Life  Insurance
                Company   ULTRALIFE   Modified  Single  Premium   Variable  Life
                Insurance Policy.

      (11)     Issuance, Transfer and Redemption Memorandum *

      2.        Opinion and Consent of Counsel. *

      3.        Not Applicable.

      4.        Not Applicable.

      5.        Not Applicable.

      6.        Opinion and Consent of Actuary. *

      7.        Consent of Independent Auditor. *

      8.        Consent of Outside Counsel.

      9.        Powers of Attorney. *


*   To be filed by pre-effective amendment to this Registration Statement.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Omaha and State of Nebraska, on this 27TH day of December, 1996.

                  UNITED OF OMAHA SEPARATE ACCOUNT B
                          (Registrant)

                  UNITED OF OMAHA LIFE INSURANCE COMPANY
                          (Depositor)
                                        /s/Kenneth W. Reitz


                                    By:        Kenneth W. Reitz

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated:


SIGNATURES                           TITLE                               DATE

_____*____________________   Chairman of the Board               12/27/1996
Thomas J. Skutt
_____*____________________   Vice-Chairman of the Board,         12/27/1996
John W. Weekly               President   and  Chief   Executive
                             Officer
_____*____________________                                       12/27/1996
John A. Sturgeon              General Comptroller
                        (Principal Financial Officer, and
                          Principal Accounting Officer)
_____*____________________                                       12/27/1996
     -
Samuel L. Foggie                     Director
_____*___________________                                        12/27/1996
     -
Mrs. Bob (Dolores) Hope              Director
_____*___________________                                        12/27/1996
     -
John D. Minton                       Director
_____*__________________                                         12/27/1996
     -
Hugh V. Plunkett, III                Director
_____*___________________                                        12/27/1996
     -
Richard J. Sampson                   Director
_____*___________________                                        12/27/1996
     -
Oscar S. Straus                      Director



By:  /S/   KENNETH W. REITZ         Date:  DECEMBER   27 , 1996
     ----------------------                --------------------
    Kenneth W. Reitz

* Signed by Kenneth W. Reitz under Powers of Attorney executed on May 22 and 23 and June 1, 1995, filed as exhibits incorporated by reference in this registration statement.